SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2007 Management Report

MANAGEMENT REPORT
2007

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and the corresponding Financial Statements, along with the opinions of the Independent Auditors and the Audit Council for fiscal year ended December 31, 2007.

With the acquisition of the petrochemical assets of the Ipiranga Group by Braskem (60%) and Petrobras (40%), Braskem assumed management of these assets as of April 18, 2007. Accordingly, this report is based on consolidated information that includes 100% of the results of Ipiranga Química, Ipiranga Petroquímica and Copesul, excluding minority interests at all these companies, as well as the pro rata consolidation (in accordance with CVM Instruction 247) of the interests in Petroflex Indústria e Comércio S/A (Petroflex), which is currently being divested, and Cetrel S.A. Empresa de Proteção Ambiental. To facilitate comparisons, data for fiscal year 2006 are presented on a pro-forma basis, as though the above-mentioned acquisition and its effects on the consolidation had taken place on January 1, 2006.

1. Message from Management

Braskem recorded a series of strategic achievements in 2007, a year in which it further confirmed its ability to lead important events in Brazil’s petrochemical industry and report strong financial performance. The acquisition of the petrochemical assets of the Ipiranga Group in partnership with Petrobras announced in March 2007 marked a decisive step in the consolidation of the industry in Brazil. The transaction also represented a considerable advance in Braskem’s size and competitiveness, and paved the way for advances in its strategy of growth with value creation and firmly established the company as the third-largest petrochemical producer in the Americas.

As part of its integration process, in October 2007 Braskem concluded the delisting of Copesul, with its registration on the stock exchange already cancelled.

In parallel, teams formed by members from Braskem, Copesul and Ipiranga concluded the task of identifying best practices at each company, confirming potential synergies of approximately US$ 1.1 billion in net present value.

In late November, the company announced a new agreement with Petrobras, through which the oil company decided to transfer to Braskem its minority interests in Copesul, Ipiranga Petroquímica, Ipiranga Química and Petroquímica Paulínia, as well as an option for its interest in Petroquímica Triunfo. In turn, Petrobras will increase its interest in Braskem from 6.8% to 25% of the total capital.

The agreement concluded a restructuring cycle in Brazil’s petrochemical industry, and was of fundamental importance to Braskem, which expanded its cash flow generation capacity, allowing it to accelerate its growth trajectory and positioning it as the 11th largest petrochemical company in the world in terms of enterprise value.

The initiative also led to the establishment of a new model for the country's petrochemical industry organized around two consolidated and integrated companies able to operate competitively at the global level. Given this scenario, as a relevant minority shareholder and main raw material supplier, Petrobras has a more important role for the industry development.

Braskem also concluded the acquisition and integration of Politeno, which boosted the company's annual polyethylene output by 360,000 tons, concluding the payment of roughly R$ 250 million to Suzano Petroquímica, Sumitomo and Itochu with the price adjusted based on an earnout formula.

With the integration and consolidation of all of these assets, Braskem increased its competitive advantages over peers in terms of both production capacity and the scale of the enterprise. Braskem now boasts annual production capacity of 2.5 million tons of ethylene and 3.3 million tons of thermoplastic resins, with gross revenue in 2007 of R$ 24 billion (US$ 12.3 billion) and EBITDA of R$ 3.2 billion (US$ 1.6 billion).

Braskem also confirmed for March 2008 the operational startup of the Petroquímica Paulínia facility located in São Paulo state, which will expand its annual polypropylene (PP) capacity to 350,000 tons.

The initiative represents the first step towards diversifying the raw material matrix of the company’s operations, and will help firm its leadership position in PP in Latin America and its position as the second-largest producer of this resin in the Americas. In addition to its proximity to feedstock from Petrobras refineries, the plant also boasts state-of-the-art technology from Braskem, global scale and is situated near the country's principal consumer market. The project is being implemented within budget and on schedule, demonstrating Braskem’s competent project management capacity, which will be transferred to execute the polypropylene unit in Venezuela.

Braskem also made significant advances on other fronts of its expansion program, which combines competitive access to raw materials and the initial steps in its internationalization process. The companies, that should implement two large-scale projects in Venezuela in partnership with Pequiven, were effectively constituted. One project, with operational startup expected in late 2010, involves the construction of a PP unit with annual capacity of 450,000 tons, integrated with a propane dehydrogenation unit, which will boost Braskem’s capacity to produce this resin by 40%. The other project involves a unit with annual ethylene capacity of 1.3 million tons from ethane from natural gas integrated with the production of 1.1 million tons of polyethylene (PE) each year. The unit is expected to start up in late 2012, and will boost Braskem’s PE capacity by 50%.

Total projected investment for both projects is approximately US$ 3.5 billion, to be financed through project finance. Braskem and Pequiven will hold equal interests in the projects, and Braskem’s investment is estimated at approximately US$ 500 million by 2012. The terms agreed upon by the two companies for the supply of feedstock ensures competitiveness comparable to production units in the Middle East, and are aligned with Braskem’s competitiveness criterion: global scale, modern technology and access to raw materials at competitive conditions.

Innovation and technological autonomy are important guiding principles in Braskem’s strategy of value creation, and also help leverage the company’s profitability. One of the company’s lines of research and development involves the use of renewable raw materials to produce resins, which culminated in 2007 with the announcement of the world’s first 100% green polyethylene with international certification. Braskem is operating its pilot plant at full capacity to supply sample volumes of green polyethylene to clients and has formulated a project to implement a 200,000 ton/year industrial facility with startup expected in early 2010. In recognition of the importance of this development, Braskem received the Global Bioplastics Award in the “Best Innovation in Bioplastics” category from the magazine European Bioplastics News.

From an operational standpoint, Braskem achieved excellent industrial and commercial performances, setting production records at several units, improving its product mix, and growing its sales volumes. Braskem’s thermoplastic resin sales in the domestics market grew by an average of 8% in relation to 2006, and by as much as 16% in the specific case of PVC. This growth trajectory once again illustrates Braskem’s ability to overcome adverse scenarios such as the one in 2007, which combined strong cost pressures sparked by the hike in the price of oil, which reached US$ 100 per barrel.

In 2007, Braskem’s net revenue rose by 11% year-on-year to R$ 18.8 billion, equivalent to US$ 9.7 billion, driven by the higher sales volumes in the domestic market, and the growth of 12% in exports, which accounted for 24% of net revenue, or US$ 2.3 billion. The increase in export revenue was supported by better international prices and improved product pricing resulting from selling directly to clients through its own distribution operations in Argentina, the United States and Europe.

Braskem further improved its cash generation capacity, as shown by the EBITDA of R$ 3.2 billion in the year, up 5% in relation to 2006. In this context, EBITDA margin, which reflects the company’s profitability, remained at around 17% and is one of the highest margins in the global petrochemical industry.

Net income before minority interest (Petrobras’ interest in the petrochemical assets of the Ipiranga Group) rose to R$ 1 billion, a historic mark for Braskem that sets a new benchmark for the company. Net income was R$ 577 million, approximately four times higher than in 2006.

Braskem’s Board of Directors will be presenting to the approvement of the General Shareholders Meeting, to be held on March 26, 2008, a proposed payment of R$ 278.5 million in dividends to shareholders.

An important development in the company’s financial management was the contracting of the most competitive bridge loan ever by a Brazilian company, which made US$1.2 billion available to Braskem to meet commitments related to the acquisition of the petrochemical assets of the Ipiranga Group. In addition to increasing Braskem’s size and competitiveness, the acquisition helped to improve its level of financial leverage, reducing the net debt/EBITDA ratio in 2007 to close to 2 times. Consequently, international credit rating agencies upgraded Braskem’s credit rating, which now stands just one notch under investment grade.

In line with the objective of continually narrowing the focus on its strategic businesses, in 2007 Braskem sold its stakes in Petroflex, Rionil and Santeno. Another material event in the year was Odebrecht’s decision to convert R$ 1.2 billion in debentures into Braskem stock, underscoring the controlling shareholder’s confidence in the Company’s prospects for increasing in value.

As part of its commitment to sustainability, Braskem has made consistent progress in its Health, Safety and Environmental indicators, continuing on the growth path the company has maintained since its founding. In 2007, in the area of work safety, there was a significant improvement since the accident rate at the company’s units fell 40%, placing Braskem as a leader in the industry. In addition waste and effluent generations posted significant declines in relation to 2006. The Company invested R$ 130 million in 2007 in programs in the areas of health, safety and the environment.

In social responsibility, Braskem improved its set of programs focused on environmental education, social inclusion and culture, strengthened by initiatives already sponsored by Copesul, such as Fronteiras do Pensamento (Thought Frontiers), and by Ipiranga. These programs are closely aligned with Braskem’s commitment to make an important contribution to the development of the communities in which it operates.

The integration process of the petrochemical assets from the Ipiranga Group expands and adds value to Braskem’s talent pool, strengthening the competencies needed to support its expansion and internationalization programs. At the same time, this process creates opportunities for the personal and professional growth of all employees.

Braskem was selected a model company in sustainability by Revista Exame magazine in 2007, and for the third straight year was included in the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (Bovespa), a portfolio of shares of companies that excel in their practices involving corporate governance and social and environmental responsibility. In 2007, Braskem was also selected as the Brazilian company with the best corporate governance standards on the Latibex segment of the Madrid Stock Exchange.

Acknowledgements

At the close of a year rich in achievements, Braskem wishes to thank its shareholders, customers and suppliers once again for the confidence they placed in the Company during 2007. This partnership is the fundamental driver of our continued pursuit of excellence.

We should also note that the historic records achieved during the year were the result of the tireless commitment, dedication and competence demonstrated by the Braskem, Copesul and Ipiranga teams, which made it possible for the Company to achieve unprecedented growth and change in 2007 and to restore confidence in the Company’s ability to realize its vision for the coming years. For the third consecutive year, our employees put Braskem on the list of Brazil’s best companies to work for, reflecting the Company’s successful efforts to provide a stimulating, rewarding and high-performance workplace.

2. Outlook

Global macroeconomic outlook, while affected in the short term by uncertainties about trends in the U.S. economy and their effect on the rest of the world, points in the direction of steady growth in the global economy. It is also clear that Brazil finds itself better prepared to face a potential slowdown in global growth rates, given its improved macroeconomic situation, as evidenced by its foreign reserves of US$ 185 billion, a historical high.

Under these circumstances, Braskem believes that the global petrochemical sector will benefit from high rates of growth in significant markets for petrochemicals, such as China and India, driven principally by growth in their domestic demand. The levels of ethylene supply the Company we forecast for 2008, moreover, represent growth of nearly 3% over 2007 ethylene production, supporting assumptions that in 2008 capacity utilization rates for ethylene production will be high, which means that prices for resins with viable profit margins should remain stable, despite recent increases in the price of raw materials.

Braskem expects Brazilian GDP to grow 4.5% in 2008, sustained by internal demand driven by higher disposable income and the greater availability of credit at competitive rates and longer terms. Under these assumptions, the Brazilian market for thermoplastics resins should grow between 8% and 10% in 2008, with significant demand from the construction, automobile manufacturing and agribusiness sectors, among others. Braskem expects to benefit from this environment, drawing on its market leadership and unique range of products and services differentiated by technology and innovation. Note that Braskem’s two main petrochemical plants will undergo scheduled maintenance downtime in 2008, according to the following preliminary timetable: Copesul in April and the Camaçari facility in May. The Company has already taken the precautions needed to ensure that this maintenance schedule does not affect the supply of resins to its domestic customers.

Braskem plans to invest R$ 1.3 billion this year, including the scheduled maintenance stoppages mentioned above.

From a strategic standpoint, Braskem has advanced its growth strategy, which focuses on the creation of value for all shareholders, on three fronts: (i) consolidation of the Brazilian petrochemical industry; (ii) increased flexibility in the raw-material supply chain, seeking access to the competitively priced raw materials that are essential to our global competitiveness; and (iii) innovation, with the development of a green polymer manufactured from renewable raw material.

Meanwhile, the acquisition process of the Ipiranga Group’s petrochemical assets is expected to be concluded in 1Q08. Braskem's consolidation strategy is being evaluated by CADE, Brazil’s competition regulator, and based on recent decisions in the sector, the company believes that CADE is likely to approve the transaction without restrictions because there is a consensus that competing in the international market is an important objective for the domestic petrochemical industry.

In the wake of the consolidation of the Brazilian petrochemical industry, on November 30, 2007, Braskem announced the signing of an agreement between Petrobras/Petroquisa and Odebrecht stating Petrobras commitment to integrate its minority stakes in Ipiranga Química, Ipiranga Petroquímica, Copesul, Petroquímica Paulínia and the option for Petroquímica Triunfo into Braskem. Under this agreement, scheduled for completion in the first quarter of 2008, Petrobras/Petroquisa will now control 25% of Braskem shares and 30% of the voting shares.

This integration process will generate synergies worth US$ 1.1 billion in net present value. Braskem began realizing some of these gains in 4Q07 and is focused on realizing the remaining synergies within the next two years. The company expects to capture approximately R$ 200 million in EBITDA on an annualized and recurring basis, R$ 100 million of which already in 2008.

The start up of Petroquímica Paulínia will happen by the end of March 2008. The plant, with a capacity of 350,000 tons of PP, has total investment of R$ 704 million, 65% of which are being financed mainly by the Brazilian Development Bank (BNDES).

Braskem is also due to expand its production capacity, implementing new projects without abandoning fiscal discipline by making investments that provide returns that exceed the company's cost of capital. These new projects for expanding capacity at existing plants are: (i) an expansion of PP and PE capacity at the Southern Petrochemical Complex, under study; and (ii) an expansion of PVC capacity by 150,000 to 200,000 tons, scheduled for 2010. Also under study is construction of a new PP plant in Camaçari in 2012.

Among the expansion projects designed to increase competitiveness by gaining access to competitively priced raw materials are two joint ventures with Pequiven in Venezuela. PP and PE production will be dedicated to meeting demand for resins from the Venezuelan market and provide a competitive platform for the export of these products to North America, Europe and the western coast of South America.

Shareholders’ agreements for these ventures have already been signed and were designed according to the most modern principles of corporate governance. Consensus-based decision making will predominate, and the respective roles of each JV partner are clearly defined. During 2008, these joint ventures will work to structure their project finance, in collaboration with multilateral credit agencies, export credit agencies, and private and development banks.

On January 15, 2008, Braskem's Board of Directors authorized spending US$ 91 million during 2008 and 2009 on the completion of studies and engineering plans for the two projects. The Company and Pequiven will make a final investment decision once these studies are complete.

On the innovation front, Braskem is building a new plant capable of producing 200,000 tons of green polyethylene per year from sugarcane ethanol, scheduled to come on line in 2010. The first company in the world to produce polyethylene certified as having been manufactured from 100% renewable raw materials, Braskem is currently operating its pilot unit for green polymer production at full capacity – 12 tons per year – at the Company’s Technology and Innovation Center. It is also pursuing a number of ongoing projects with domestic and international market leaders with an interest in partnering with Braskem to realize technological advances that contribute to the cause of sustainability.

Progress on all these strategic fronts contribute to the goal of making Braskem one of the ten largest global petrochemical companies in terms of enterprise valuation, generating value for all its shareholders.

3. Operational Performance

        • 3.1 Industrial Performance

Braskem’s operating strategy is based on optimal use of its assets, which is achieved by maintaining high capacity utilization rates at all of its industrial facilities, while prioritizing the sale of higher value-added products in more profitable markets and segments. This effort has enabled the Company to register high levels of operating reliability, as well as reduce volatility in the capacity utilization rates of its plants.

In 2007, this strategy, together with the higher operating efficiency at facilities that have completed the Braskem+ program, enabled the company to set new production volume records for all of its main products and to grow all of its principal product lines.

The table below shows the production increases in the Company’s principal products:

Production Volume (tons)	2007	2006	Change %

Polyolefins
. PE´s	1,649,546	1,606,403	3
. PP	708,687	689,091	3
. Total (PE´s + PP)	2,358,233	2,295,494	3

Vynils
. PVC	465,422	444,056	5
. Soda	458,557	449,847	2

Basic Petrochemicals
. Ethylene	2,366,149	2,303,984	3
. Propylene	1,184,042	1,154,078	3
. BTX*	970,529	943,736	3

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

        3.2 – Commercial Performance

In 2007, Braskem reaffirmed its focus on developing higher value-added products and solutions, differentiated from competing products and solutions by the Company’s technology and innovation infrastructure.

In line with its historical tendency to track GDP growth, the Brazilian market for thermoplastic resins grew 10% in 2007, with 9% growth in PE, 10% in PP and 15% in PVC, driven by demand from the construction, automotive, packaging, consumer electronics, and agribusiness sectors, among others. The appreciation of the Real has been benefiting resins and manufactured products imports, which grew by 20% in 2007.

Given its business strategy and the economic scenario just described, the Company consolidated its leadership in the domestic market in 2007, achieving a 52% share of the resins market. Domestically, sales of thermoplastic resins (PE, PP and PVC) reached 2.1 million tons, an 8% increase over the 1.9 million tons sold in 2006. Most notable was the 16% growth in PVC sales. Braskem also exported 751,000 tons of resins, in line with the volume exported in 2006.

Since the acquisition of Politeno in April 2006 and more recently with the consolidation of the Copesul and Ipiranga Petroquímica assets, Braskem operations have fully integrated its second-generation (thermoplastic resins) and first-generation (basic petrochemicals) production. This level of integration has led to more reliable operations and consequently more profitable products.

PE and PVC production uses 100% of the ethylene produced internally. As of 2008, PP production will use as raw material propylene from refineries supplied by Petrobras, in addition to the propylene produced internally. Braskem, that sells in the domestic and export markets approximately 20% of its propylene production, has been decreasing its exports aiming at adding value to the propylene by expanding its PP production capacity.

The table below sets forth sales volume for both the domestic and foreign market:

Total Sales Volume (tons)	2007	2006	Change %

Polyolefins
. PE´s	1,619,659	1,569,254	3
. PP	715,945	679,332	5
. Total (PE´s + PP)	2,335,604	2,248,586	4

Vynils
. PVC	503,952	432,754	16
. Soda	452,752	427,942	6

Basic Petrochemicals
. Ethylene	501,728	461,549	9
. Propylene	474,207	451,032	5
. BTX*	910,349	827,471	10

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

4. Financial Performance

         • 4.1 – Revenue

Braskem’s 2007 consolidated gross revenue for 2007 was R$ 23.9 billion, an 11% increase over net revenue of R$ 21.6 billion in 2006. In dollar terms, gross revenue was US$ 12.3 billion, an increase of 24% over dollar-denominated gross revenue of US$ 9.9 billion in 2006.

Similarly, Braskem’s consolidated net revenue for 2007 was R$ 19 billion, an 11% increase from 2006 net revenue of R$ 17 billion. Dollar-denominated net revenue also increased 24% over the previous year. This result is explained by an 8% increase in domestic sales of resins, ethylene and propylene and a 10% improvement in the international price of resins, which was reflected in local prices as well. A 10% increase in sales of aromatics in the BTX (benzene, toluene and xylenes) category, along with more favorable international prices for those products, also contributed to revenue growth.

1 Does not include Copesul's processing of condensate and sales by Ipiranga Química
*Benzene, Toluene, Ortoxylene and Paraxylene

Also in 2007, Copesul increased its condensate processing operations at the Ipiranga and Alberto Pasqualini (REFAP) refineries in order to improve its productivity and competitive position. These operations contributed R$ 932 million to net revenue during the year, up from R$ 165 million in 2006.

Since its founding in 2002, Braskem’s dollar-denominated net revenue has grown consistently at a compound annual growth rate (CAGR) of 33%. This steady growth stems from Braskem’s active role in the consolidation of the Brazilian petrochemicals industry, as well as from improvements in prices, investments in increased productivity, and the Company’s growing competitiveness and capacity, all of which have contributed to the scaling up of the Company and the value of its product portfolio.

*Pro forma Braskem consolidated. Other periods with real data.

        • 4.1.1 Exports

Braskem regularly invests in initiatives to strengthen its presence in the international market. To this end, the Company has been building direct relationships with some of its customers since 2006 through proprietary distribution channels in Europe, the United States and Argentina – all markets the Company regards strategic. These investments have resulted in a better sales mix, with more high valued-added products sold at more favorable prices in these markets, especially PE and PP.

Exports reached 2.3 billion in 2007 (24% of total net revenue), compared with US$2.1 billion in 2006 (26% of total net revenue). Given that the volume of thermoplastic resins exported was essentially flat this year in comparison with 2006, this 12% growth in export revenue in dollar terms is principally attributable to favorable trends in the price of resins and to growth in the volume of BTX products exported, particularly benzene and paraxylenes.

As a direct result of the Company having established distribution operations outside of Brazil, Braskem has maintained the high volume of its resin exports to South America while increasing its exports to Europe. In both these markets, the Company is selling more to end consumers at better prices. Resin exports to these two markets correspond to approximately 65% of Braskem’s total exports. Exports to North America consist mainly of aromatics, especially benzene.

        • 4.2 Costs of Goods Sold (COGS)

Braskem’s cost of goods sold (COGS) for 2007 was R$ 15.2 billion, an 11% increase over COGS of R$ 13.7 billion recorded in 2006. Excluding costs related to Copesul condensate processing in the last two years, COGS increased 6%, mainly as result of sales growth and a 14% increase in the dollar cost of naphtha. The 10% appreciation of the Brazilian real in relation to the U.S. dollar during the year partially offset these increases.

The average Amsterdam-Rotterdam-Antwerp (ARA) price of naphtha in 2007 was US$ 676/ton, compared with US$ 565/ton in 2006, a year-on-year increase of 20%. Given that the Brazilian currency appreciated 10% in relation to the dollar during 2007, the ARA price increased 7% in Brazilian reais.

Braskem purchased 8,199 million tons of naphtha during 2007, of which 5,013 million (61%) were purchased from Petrobras, the Company’s principal supplier of raw materials. The remaining 39% (3,186 million tons) the Company imported directly, mainly from North Africa and Argentina.

The Company’s costs have been adversely impacted in the last two years by shortfalls and interruptions in the supply of natural gas to Camaçari. In 2007, higher energy costs driven by the use of fuel oil as a substitute for natural gas negatively impacted Braskem results by R$ 52 million.

Depreciation and amortization included in the calculation of COGS totaled R$ 785 million in 2007, in line with figures for 2006.

        • 4.3 Selling, General and Administrative Expenses (SG&A)

Braskem is highly focused on keeping its fixed costs and expenses within parameters that ensure its global competitiveness. To this end, the Company launched a program to reduce fixed costs and expenses at the start of 2Q07. Implementation of the program began in August and its results will be fully captured in 2008, along with the synergies expected to be captured from the consolidation of the Southern Petrochemical Complex.

General and administrative expenses totaled R$ 726 million in 2007, compared with R$ 692 million in 2006. This increase of nearly R$ 34 million was mainly due to expenditures related to the restructuring and consolidation transactions executed during the year.

Selling expenses for 2007 were R$ 585 million, an increase of $71 million over selling expenses in 2006. The increase was mainly due to an increase in total export volume, in particular basic petrochemicals during 2007.

        • 4.4 EBITDA

Braskem recorded R$ 3.2 billion in consolidated EBITDA in 2007, an increase of 5% over 2006 EBITDA of R$3.0 billion. In dollar terms, 2007 EBITDA grew 17% over last year, reaching US$ 1.6 billion.

The principal factors contributing to this growth in EBITDA were (i) an increase in resin sales to the domestic market; (ii) an improvement in resin prices on the international market, reflected in domestic resin prices; and (iii) favorable prices and high export volumes for BTX aromatics. These factors were partially offset by naphtha prices that rose 14% in dollar terms, and by 10% average appreciation of the Brazilian real in relation to the U.S. dollar, given that 100% of revenues are linked to the U.S. dollar and nearly 80% of costs are accounted for in dollar terms.

EBITDA margin for 2007 was 16.8%, compared with an EBITDA margin of 17.8% in 2006. Excluding the effect of condensate processing, 2007 EBITDA margin was 17.7%, compared with 18% in 2006. This result illustrates the Company’s discipline in managing its results despite considerable pressure on the cost of raw materials.

Since the Company’s creation in 2002, EBITDA has grown at a compound annual rate (CAGR) of 29%, comparable to the compound annual growth of its net revenue. This similarity between CAGR for net revenues and EBITDA reflects Braskem’s ability to obtain results even under challenging conditions, such as unfavorable trends in the prices of raw materials (an increase of 200% since 2002) and a stronger Brazilian real (average appreciation against the dollar of 33% in the same period).

*Pro forma Braskem consolidated. Other periods with real data.

        • 4.5 Equity in Subsidiaries and Associated Companies

Results from investments calculated using the equity income method (BR GAAP) were negative in the amount of R$ 117 million in 2007, compared with a loss of R$ 39 million in 2006. This result essentially reflects the amortization of goodwill from investments in Ipiranga Química, Copesul and Petroflex. In 2006, adjustments to Copesul results, stemming from a reconciliation of accounting practices undertaken as part of the merger, had contributed positively to a reduction in the negative result.

During 2007, Braskem divested its equity positions in Petroflex, Rionil and Santeno Irrigações do Nordeste in order to concentrate on its core business. The Petroflex divestment is still underway.

        • 4.6 Net Financial Result

Braskem’s net financial result for 2007 before the effects of exchange-rate and monetary fluctuations was a R$ 913 million loss. This result represents an improvement of 12% over the net financial result for 2006, which was a loss of R$ 1.034 billion.

This R$ 120 million reduction in the Company’s financial loss is principally the result of a decline in interest and vendor expenses, deriving from (i) the capitalization of convertible debentures, (ii) a reduction in the cost of capital and (iii) early settlement of some of the more costly contracts. Braskem’s indebtedness cost denominated in U.S. dollars decreased from 9.6% per year in December 2006 to 7.4% per year in December 2007. Another positive development was the ongoing appreciation of the Brazilian real in relation to the U.S. dollar, which accelerated from 8.7% in 2006 to 17.1% in 2007. This exchange-rate variation, combined with increased exposure to debt denominated in foreign currencies, was mainly responsible for the increase of R$ 561 million in foreign-exchange gains this year as compared with last year.

Additional gains from monetary variations of R$ 47 million in 2007 were mainly attributable to the conversion into shares of a R$1.2 billion in debentures in July 2007 and a reduction in the SELIC rate from 2006 to 2007.

(R$ million)
	2007	2006

Financial Result excluding F/X and MV	(913)	(1,034)

Foreign Exchange and Monetary Variations:
Foreign Exchange Variation (F/X)	800	239
Monetary Variation (MV)	(171)	(218)

Net Financial Result	(284)	(1,013)

As a result of the effects discussed above, Braskem’s consolidated net financial result for 2007 was a loss of R$ 284 million, a reduction of R$ 729 million in the R$ 1.013 billion loss recorded in 2006.

        • 4.7 Net Income

Income before minority interests (which consist primarily of Petrobras’ stake in the petrochemical assets of the Ipiranga Group) reached R$ 1 billion in 2007.

Braskem’s net income after minority interests reached R$ 568 million in 2007, compared with net income of R$ 117 million in 2006. This result chiefly reflects improved operating and financial results in the period. Earnings per share grew dramatically year on year, from R$ 0.31 to R$ 1.26.

        • 4.8 Capital Structure, Liquidity and Credit Rating

In 2007, the Company guaranteed financing for the acquisition of the Ipiranga group’s petrochemical assets and the delisting of Copesul by taking out a two-year bridge loan of US$ 1.2 billion at Libor + 35 basis points for the first year and Libor + 55 basis points for the second year. With this bridge loan, the Company’s average loan period at year-end 2007 fell to 11 years, from 12 years as of year-end 2006.

Braskem is now concentrating on refinancing this bridge-loan, which will reduce the amount of debt scheduled to mature in 2009 and increase the Company’s average loan period. Refinancing this bridge loan should bring the Company’s annual debt repayment profile back into line and guarantee a more efficient allocation of resources to working capital.

At year-end 2007, debt denominated in U.S. dollars corresponded to 71% of total debt, compared with 49% at year-end 2006. This change reflects a decrease in the Company’s real-denominated debt through the conversion of debentures held by Odebrecht in July 2007, as well as an increase in U.S. dollar-denominated debt as a result of taking out the bridge loan.

The following chart shows the Company’s amortization schedule as of December 31, 2007:

Net debt as of year-end 2007 was R$ 6.1 billion, compared with R$ 7.3 billion in net debt in December 2006, representing a 16% reduction in debt during the period. The conversion of R$ 1.2 billion in debentures was chiefly responsible for this deduction.

In U.S. dollar terms, Braskem’s net debt grew from US$ 3.4 billion in 2006 to US$ 3.5 billion as of December 31, 2007. This increase, which contrasts with the decrease of net debt in Brazilian real terms, is explained by the 17% appreciation in the real versus the dollar in the period.

Braskem improved its financial leverage in 2007, as measured by the net debt/EBITDA ratio, which fell from 2.41 times in 2006 to 1.93 times as of December 2007. Once the acquisition of the Ipiranga group’s petrochemical assets is concluded, with an estimated disbursement of R$ 633 million scheduled to happen in late February 2008, the Company’s financial leverage, measured in terms of its net debt/EBITDA ratio, is expected to be approximately 2.2 times.

Consolidation transactions completed during 2007 and related to the capitalization of the convertible debentures resulted in an improvement in the Company’s capital structure and in financial indicators such as liquidity and indebtedness.

One visible effect of this improvement was a corresponding improvement in Braskem’s credit rating, the upgrades in which during the year are shown below:

Rating – Global Scale
	2007	2006
Fitch	BB+ Positive	BB+ Stable
S&P	BB+ Stable	BB Stable
Moody's	Ba1 Stable	-

For the first time ever, Moody’s assigned a global risk rating of Ba1 to Braskem issues in both local and foreign currencies. Standard & Poor’s upgraded the Company’s global rating from BB with a stable outlook, to BB+ with a stable outlook for issues in both local and foreign currencies. Fitch Ratings also raised the Company’s global risk rating from BB+ with a stable outlook to BB+ with a positive outlook for both local and foreign currencies.

With that, all three major ratings agencies now position Braskem just one notch below investment grade.

5. Effects of Acquisition of the Ipiranga Group’s Petrochemical Assets

The progress Braskem made toward consolidating the Brazilian petrochemical industry in 2007 brought the Company significant benefits and strengthened its position as a global competitor capable of assuming new competitive challenges as it continues to globalize its business.

With respect to scale, the Company reached several important milestones this year, among them:

  Becoming the third-largest petrochemical company in the Americas by production capacity;

  Posting one of the best EBITDA margins in the world, second only to a competitor in the Middle East;

  Producing 100% of its thermoplastic resins from its own raw materials, increasing the integration and potential synergies of its assets;

  Growing gross revenue by R$ 8 billion and net revenue by R$ 6.6 billion;

  Increasing thermoplastic sales volume by 600,000 tons;

  Increasing EBITDA by R$ 1.4 billion;

  Improving profit margin on net revenue from 14% to 17%;

  Reducing its debt/EBITDA ratio from 2.4 times to less than 2 times.

Note that none of the progress measured so far reflects the effects of synergies worth US$ 1.1 billion in net present value that the Company will realize over the next two years, in areas ranging from operations to finance.

6. Capital Expenditure

Braskem’s capital expenditures in 2007, not including capitalized interest, totaled R$ 1.3 billion compared to R$ 1 billion in 2006. These funds were invested in operations, the occupational health and safety and environmental area and information technology, and benefited all of the Company's business units. Braskem completed the 2nd stage of the integrated management system (Fórmula Braskem) in 2Q07, investing R$ 39 million in the project during the year.

The Company spent R$ 263 million on scheduled maintenance stoppages in 2007, in keeping with its goal of ensuring that all of its plants operate at high levels of reliability.

Of the R$ 351 million invested in increasing capacity during the year, R$ 302 million was invested in the construction of Petroquímica Paulínia (60% consolidation). Project costs are within the original budget and the plant is expected to start up on schedule in March 2008, demonstrating Braskem’s efficiency in managing its expansion projects.

Besides these operational investments, Braskem also invested R$ 2.4 billion in the acquisition of the Ipiranga Group’s petrochemical assets.

7. Technology and Innovation

Braskem continued to make steady progress in the area of technology and innovation in 2007, building upon its world-class reputation in this area and consolidating its position as a leader in “green” polymer research and development. The culmination of this process was the launch of the world’s first globally certified “green” polyethylene, made from 100% renewable materials, which it produces from sugarcane ethanol.

To help gets its first “green” polymer product, a high-density polyethylene, off the ground, Braskem set up a pilot production unit to produce ethylene from renewable raw materials at its technology and innovation center in Triunfo, Rio Grande do Sul state. The pilot unit’s annual capacity of 12 tons is being used to support the commercial development of the product. Samples are already being produced on an industrial scale for key resin customers in Brazil and abroad, mostly in sectors like food packaging, personal hygiene and household cleaning products, cosmetics and auto manufacturing, among others.

Braskem is also planning construction of a new production plant for “green” polyethylene with a capacity of 200,000 tons/year, scheduled to come on line in 2010. Because “green” polyethylene has the same characteristics and properties as the traditional polyethylene Braskem already produces, plastics manufacturers will not need to make any new investments to adopt the new product.

The green polymer project has earned the Company one of the world’s most prestigious technology honors: the 2007 Bioplastics Award for Best Innovation in Bioplastics. The project demonstrated once again how deeply Braskem is committed to sustainability issues.

Nanotechnology was another area in which Braskem’s intensified its R&D efforts in the year. Its Vinyls division alone, whose principal business is PVC, received three new patents on the use of nanocomposites, all with excellent chances of evolving into new product launches this year.

Most noteworthy in this regard was the development of UTEC®, an ultrahigh molecular weight polyethylene fiber with applications for bulletproof vests and armor for military vehicles, scheduled to come on the market sometime in 2008. With no similar products on the domestic market, the product has high value-added.

New products developed by Braskem over the last three years contributed 18% of its revenue from resins sales during 2007. As a result of the priority it places on technology and innovation, Braskem filed a total of 21 new patents on processes and products during the year, totaling 187 patents filed. Nearly R$ 50 million was invested in this area in 2007.

8. Capital Markets and Investor Relations

Braskem Class A preferred shares traded on the São Paulo Stock Exchange (BOVESPA: BRKM5) were quoted at R$ 14.40 per share at year end, down 3% compared with year-end 2006. Braskem’s stock price was pressured by an increase of 56% in the price of oil, which is closely correlated with the price of naphtha, our main raw material, during the year.

Braskem’s American depository receipts (NYSE: BAK) were trading at US$ 16.16 as of year-end 2007, gaining 11% in the year, while the Dow Jones Industrial Index advanced 6%. The result reflects the share price in the local market and the 17% appreciation in the Brazilian real.

Braskem shares traded on the Latibex (Latibex: XBRK) closed the year at € 5.65, advancing 6% in the period while the FTSE100 Europe index advanced 4%.

Average daily trading volume in Braskem Class A preferred shares traded on the Bovespa (BOVESPA: BRKM5) grew 8% over trading volume in 2006, from R$ 24.0 million to R$ 26.0 million. Braskem’s U.S. ADR (NYSE: BAK) registered average daily trading volume of US$ 3.8 million in 2007, 26% higher than average daily trading volume in the previous year. Average daily trading volume of Braskem’s Latibex shares (Latibex: XBRK) fell 10% to € 56,800 in 2007, down from € 62,800 in 2006.

In the Ibovespa index portfolio for January-April 2008, Braskem shares are ranked 28th in terms of liquidity and weighted at 1.1% of the total index.

On September 25, 2007, Braskem received its first Transparency Trophy from Anefac, the Brazilian National Association of Financial, Administration and Accounting Executives. The award acknowledges Brazilian publicly traded and limited-liability firms with the best balance sheets. The award demonstrates the importance Braskem places on communication; validates our commitment to transparency in relationships with investors, suppliers, clients and other stakeholders; and exemplifies the respect upon which we base such relationships.

Braskem was included once again in the Corporate Sustainability Index (ISE) on the São Paulo Stock Exchange (Bovespa), as announced in November 2007. Created by the Bovespa in partnership with capital-markets trade associations, the Getúlio Vargas Foundation, the Ethos Institute, and Brazil’s federal ministry of the environment, the index offers investors a portfolio of shares in firms with recognized commitment to social responsibility and a sustainable business model. Thirty-two companies qualified for the ISE in 2007.

Braskem was also named Most Shareholder-Friendly Company in the oil and gas sector, according to a survey published in December by Institutional Investor magazine. The survey was done with investors and sell side analysts from all over the world.

Braskem has made great strides toward the consolidation of the Brazilian petrochemicals industry with the completion of significant transactions, such as the acquisition of the petrochemical assets of the Ipiranga Group and Copesul, and the signing of an investment agreement with Petrobras, which were widely disclosed.

As a result of this process, Braskem has achieved new scale and status, which, combined with the efficient management of its assets, will position it to compete on a higher level and further accelerate its growth. In this new context, Braskem’s directors believe that the full impact of these developments are not reflected in its current share price and strongly believe in the potential for further appreciation of its shares.

        • 8.1 Dividends

In accordance with the Company’s dividend policy, Braskem’s board of directors has sent to the General Shareholders Meeting approval the proposed payment of R$ 278.5 million in dividends, representing R$ 0.644624 per preferred and common share for shareholders in classes “A” and “B” and US$ 0.727854 per share for holders of American depositary receipts (ADRs). The meeting is to be held on March 26, 2008.

9. Sustainability

Braskem continued to evolve toward the goal of sustainability in 2007, most notably with the launch of the first globally certified “green” polyethylene made from 100% renewable raw materials. Besides achieving this major innovation milestone, Braskem continues to advance in the area of health, safety and environmental management (HSE) as well, reflecting the gains achieved by its SEMPRE program.

Launched in late 2006, this program was designed to consolidate HSE practices and strategies, with a focus on continuous improvement, best practices and general loss prevention, based on the application of 16 strategic elements. The implementation of the SEMPRE program was negotiated with every one of the Company’s business units, each of which will undergo an internal audit shortly to verify its progress toward these goals.

Braskem’s investments in health, safety and environmental management in 2007 totaled R$ 130 million and contributed measurably to improvement in the Company’s performance in this area.

In 2007, the Company’s accident rate per million man-hours worked (both with and without lost work time, at both consolidated subsidiaries and partners) was 1.0 – a reduction of 41% over the previous year. The Company also made important progress in the area of environmental standards during the year. It reduced its generation of liquid effluents by 12% from the previous year and reduced its generation of solid waste by 9% in the same period. Both reductions are consistent with historical trends observed since the Company’s creation. Consumption of energy and water in 2007 remained at the same levels observed in 2006.

As part of its consistent commitment to promoting environmental improvements, Braskem has been working since 2006 to develop projects that will allow it to obtain carbon credits through the Clean Development Mechanism provided for in the Kyoto Protocol. As part of this effort, it identified an opportunity to reduce greenhouse gases at its caprolactam facility in Camaçari, and the project is currently being evaluated by the United Nations Framework Convention on Climate Change (UNFCCC).

Among the Company’s efforts to research and develop products made from renewable raw materials, its “green” polyethylene has earned most of the attention, but the Company has also begun converting its two MTBE plants to produce ethyl tertiary butyl ether (ETBE), which is used as a gasoline additive. A favorite of the market because of its environmental advantages, the new product has already proven its superior quality in ecoefficiency tests conducted by Braskem. Copesul units have already initiated the conversion, while the Camaçari units are preparing to do so by 2009, by which time Braskem will have the capacity to produce 300,000 tons of ETBE per year.

Also in 2007, Braskem formalized its adhesion to The Global Compact, a United Nations initiative coordinated by the UN Development Program that seeks to strengthen corporate governance in various nations by advocating principles based on human rights, worker rights, environmental protection and ethics. The Company’s decision to adhere to the Compact was based on the understanding that its universal principles will contribute to the Company’s sustainable business plan and help make the global economy more inclusive.

Braskem’s performance in the area of health, safety and environmental management was one of the factors that led Exame magazine to name it a “model sustainable company” in 2007, even as the São Paulo Stock Exchange (Bovespa) included Braskem in its ISE sustainability index for the third consecutive year.

In accordance with its policy on social responsibility, Braskem also provided support during the year to projects dedicated to environmental education, social inclusion and the promotion of culture, strengthening its partnerships in these areas in an effort to broaden the scope of these projects and increase the Company’s contribution to the development of communities located near its plants.

In its second year of existence, the Braskem-sponsored Em Cena (Onstage) Prize recognized outstanding performances at the Porto Alegre Em Cena theater festival in the capital city of Rio Grande do Sul. The Braskem Theater Prize, presented to winners in ten categories at the Castro Alves Theater in the capital city of Salvador, provided recognition and support to theater in the state of Bahia. Elsewhere on the cultural scene, the Braskem Culture and Art Prize program, which rewards undiscovered artists from Bahia, subsidized the production of two new music CDs, sponsored two art exhibitions and three books, and financed a short-subject film.

In Rio Grande do Sul, Braskem also points with pride to the Fronteiras do Pensamento (Frontiers of Thought) series sponsored by Copesul, which has given the people of the state a chance to attend lectures by renowned Brazilian and foreign intellectuals on philosophical, cultural and political topics of great contemporary relevance. The series has produced 26 events for 1,300 registered participants, all of whom receive a certificate of completion from universities that partner with the program. Partnerships with the Federal University of Rio Grande do Sul (UFRGS) and Rio Grande University (FURG) have also been formed in the area of environmental education.

Braskem strengthened its attention to environmental and quality of life issues in communities located near its production units in 2007, renewing its Lagoa Viva program based in Maceió, Alagoas. The program operates in 22 cities, raising awareness among teachers, students and the community at large about environmental issues and providing these communities with professional training programs. Braskem’s Cinturão Verde (“greenbelt”) project, an environmental preserve near one of the Company’s Maceió production units, promoted environmental education as well, receiving nearly 11,000 students on field trips during 2007.

The Faz Universitário program, administered by Bahia’s state finance administration with Braskem’s support, provides scholarships to private universities to students from public schools. In 2007, Braskem provided 180 students with an opportunity to continue their studies through this program.

In October 2007, Braskem joined GIFE, the Grupo de Institutos, Fundações e Empresas (Institutes, Foundations and Companies Group), an organization of leading Brazilian business firms, foundations and institutes that meets to debate and share experiences in private social investment.

9.1. Corporate Governance

Braskem, in accordance with the Public Commitment it published on August 16, 2002, the day it was founded, reaffirms its commitment to aligning the interests of its shareholders with the values of business ethics, competitiveness and excellence in a way that guarantees shareholders the best possible return on their investment.

Based on this vision, Braskem has developed a best-practices model for its corporate governance. Besides a Board of Directors and a Finance Committee with the broad powers called for under the Sarbanes-Oxley Act in the United States, the Company has created support committees whose essential function is to analyze matters of interest to the Board in order to improve the quality and timeliness of the Board’s deliberations.

Braskem highlights the following corporate governance achievements, which make it a world-class organization in this regard:

  Listed on Level 1 corporate-governance segment of São Paulo Stock Exchange (Bovespa) since February 13, 2003;

  100% tag-along rights for all Braskem shareholders in the event of a change in corporate control;

  A fiscal committee with the broad powers envisioned by the Sarbanes-Oxley Act;

  A Code of Conduct defining the values, principles and procedures that guide our corporate conduct, reviewed periodically in order to ensure that it reflects current legal requirements and best practices;

  A Calendar of Corporate Events, published at the beginning of every year;

  Corporate Policies, among which we highlight our policies on securities trading, financial management, social responsibility, insurance and guarantees, compensation, and health, safety and environmental management;

  Publication of a Corporate Sustainability Report based on the guidelines established by the Global Reporting Initiative;

  Certified compliance with Sarbanes-Oxley, validating the Company’s commitment to the highest standards of corporate governance;

  A long-term incentive plan designed to align the interests of the Company’s management with the goal of creating shareholder value. Approved in September 2005, the plan went into effect in 2006 and links executive compensation to the long-term performance of the Company’s share price;

  An Ethics Committee that works jointly with the Internal Auditor and the Audit Council. Its function is to document and follow up on issues raised on the Company’s ethics hotline – a communication channel with confidentiality guaranteed through which violations of the Code of Conduct can be reported. By recommending and promoting resolutions to such issues, it seeks to enforce compliance with the Code and continuously improve the Company’s internal procedures and controls;

  Four independent board members, which represents a significant step toward adoption of the best practices in corporate governance reflected in the governance-based tiered listings system used at the Bovespa, as well as the guidelines laid down in Sarbanes-Oxley;

  An information system for the Board of Directors, accessible through the Braskem Internet portal, providing directors with the information they need to exercise their roles and responsibilities in a secure, transparent, fair and timely manner;

  Awarded the Affinitas Prize by the Latibex market on the Madrid Stock Exchange as the best listed company in the corporate governance category, in competition with 511 companies from different nations;

        • 9.1.1 External Audit

The Company’s policy on the hiring of independent auditors to perform services unrelated to external audit is based on principles that preserve the independence of audit professionals. Under internationally accepted norms, these principles are as follows: (a) The auditor may not audit his or her own work; (b) the auditor may not exercise a management function at the audited firm; and (c) the auditor may not promote the interests of his or her client.

In accordance with the provisions of CVM Instruction 381/03, the value of services rendered to the Company by the audit firms KPMG Independent Auditors and PricewaterhouseCoopers Independent Auditors that were unrelated to external audit functions did not exceed 5% of the total value of the fees these firms received.

10. Human Development

As a major player in the restructuring of the Brazilian petrochemical sector, Braskem continued to demonstrate its ability to integrate new teams and cultures in 2007, growing better and stronger with each acquisition it made. The incorporation of the new skills and talents it acquired along with the assets of Ipiranga Petroquímica, Ipiranga Química and Copesul has contributed significantly to the Company’s development based on the Odebrecht Enterprise Technology (TEO), which provides philosophical consistency to this process of growth.

When they join a Braskem team, new personnel are given access to all the opportunities for professional and personal development the Company has to offer. Braskem’s corporate culture values education both for and on the job, and practices continuous learning. Its human development programs are designed to hone the many competencies the Company requires to succeed, ranging from technical skills to leadership qualities and the development of internal entrepreneurship, within the boundaries negotiated between team members and team leaders.

Noteworthy examples of established leadership and executive development programs include Development of Leaders (PDL), Development of Entrepreneurs (PDE) and MBA Braskem, all planned and implemented through partnerships with such renowned business training institutions as the Dom Cabral Foundation and the Getúlio Vargas Foundation in São Paulo. Braskem invested more than R$ 12 million in these programs in 2007, and together they delivered nearly 300,000 hours of training and continuing education during the year.

Braskem believes in continuing leadership education and intergenerational knowledge transfer as a key to achieving sustainability. Every year, Braskem’s Youth Recruitment Program attracts students and graduates from Brazil’s foremost universities. The success of this effort is attested to by the quality and quantity of candidates applying to Braskem’s trainee and internship programs – nearly 23,800 in all. The trainee program, which will graduate its fifth annual class in 2008, received 1,500 applications for each opening.

Braskem also introduced new programs in 2007, such as its Introduction to Odebrecht Culture, a program it deems fundamental to maintaining the philosophical coherence of a company that is growing and globalizing so rapidly, and the Prêmio Destaque Braskem, a competition designed to stimulate the generation, documentation, dissemination and application of knowledge within the organization. In the first edition of the awards competition, which is open to all Braskem teams, the quality of all the 162 projects entered was very high.

Based on the entire range of its initiatives in the area of personnel management, Braskem was named for the third consecutive year as one of the best Brazilian companies to work for, according to the 2007 edition of a guide published by Exame and Você S.A. magazines, as well as one of the best companies to work for as an executive. Recognition of this kind, coupled with the opportunities for professional and personal growth represented by the Company’s ambitious expansion plans, help Braskem teams maintain the focus on excellence and high performance that has always oriented their work.

Exhibits
Braskem Consolidated Income Statement and Balance Sheet
(in million of R$)

Income Statement	2007	2006	Change (%)
Gross revenue	23,870	21,550	11
Net revenue	18,825	16,969	11
Cost of goods sold	(15,250)	(13,722)	11
Gross profit	3,575	3,247	10
Selling expenses	(585)	(514)	14
General and Administrative expenses	(726)	(692)	5
Depreciation and amortization	(484)	(401)	21
Other operating income (expenses)	128	195	(35)
Investments in Associated Companies	(117)	(39)	197
.Equity Result	3	77	(96)
.Amortization of goodwill/negative goodwill	(120)	(117)	3
Operating profit before financial result	1,791	1,796	(0)
Net financial result	(284)	(1,013)	(72)
Operating profit (loss)	1,507	783	92
Other non-operating revenue (expenses)	(69)	(34)	106
Profit (loss) before income tax and social contribution	1,438	749	92
Income tax / social contribution	(462)	(185)	149
Profit Sharing	(19)	-	-
Profit (loss) before minority interest	957	564	70
Minority Interest	(389)	(447)	(13)
Net profit (loss)	568	117	387

Earnings per share (EPS)	1.26	0.31	302

EBITDA	3,177	3,023	5
EBITDA Margin	16.9%	17.8%	-0.9 p.p.
-Depreciacion and Amortization	1,268	1,188	7
. Cost	785	787	(0)
. Expense	484	401	21

ASSETS	12/31/2007	12/31/2006	Change (%)
Current Assets	6,596	7,533	-12
. Cash and Cash Equivalents	2,139	2,202	-3
. Account Receivable	1,497	2,127	-30
. Inventories	2,264	2,358	-4
. Recoverable Taxes	310	530	-41
. Dividends/Interest on Owners' Equity	4	55	-93
. Advances to Suppliers	73	100	-28
. Others*	310	161	93
Long-Term Assets	1,959	1,978	-1
. Related Parties	49	39	26
. Compulsory Deposits and Escrow accounts	108	104	4
. Deferred income taxes and social contribution	395	531	-25
. Recoverable Taxes	1,175	1,154	2
. Others	232	151	54
Fixed Assets	12,337	10,935	13
.Investments	1,073	638	68
.Plant, property and equipment	8,576	8,112	6
.Deferred	2,687	2,184	23

Total Assets	20,892	20,446	2

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2007	12/31/2006	Change (%)
Current	5,923	7,029	-16
. Suppliers	2,968	2,882	3
. Short-term financing	1,180	3,105	-62
. Salaries and social charges	261	211	24
. Dividends/Interest on Owners' Equity	308	179	72
. Income Tax Payable	15	56	-72
. Receivable Taxes	162	204	-21
. Advances from Clients	23	30	-22
. Others**	1,006	363	177
Long-Term Liabilities	8,589	7,995	7
. Long-term financing	7,202	6,378	13
. Taxes Payable	1,146	1,374	-17
. Others	241	243	-1
Deferred Income	25	30	-17
Minority Interest	598	1,050	-43
Shareholders' Equity	5,757	4,342	33
. Capital	4,641	3,508	32
. Capital Reserves	458	409	12
. Treasury Shares	(258)	(256)	1
. Profit reserve	915	631	45
. Retained Earnings (Losses)	0	50	-

Total Liabilities and Shareholders' Equity	20,892	20,446	2

*Includes R$ 137 million in Investments for sale - Petroflex
**Includes R$ 247 million regarding the last installment of the Politeno acquisition and R$ 633 million regarding the remaining portion of the acquisition of the Grupo Ipiranga petrochemical assets

Net Income Reconciliation - Pro Forma (in million of R$)
	2007	2006
Consolidated	548	101
Equity Results IQ and minority shareholders IPQ	25	49
Amortization of goodwill from IQ and IPQ	(5)	(24)
Profit held in inventories	1	(21)
Pro forma financial expenses	(1)	14
Deferred Income Tax adjustment	0	(4)
Consolidated Pro Forma	568	117

Braskem S.A. and Subsidiaries

Financial Statements at December 31, 2007 and 2006
(With independent auditors’ report thereon)
(A free translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Braskem S.A.

(Publicly-held Company)

Financial statements

December 31, 2007 and 2006

Contents

Independent auditors’ report	3 - 5
Balance sheets	6
Statements of income	7
Statements of changes in shareholders’ equity	8
Statements of change in financial position	9
Notes to the financial statements	12 - 99

Independent auditors’ report

To
The Board of Director and Shareholders
Braskem S.A.
Camaçari - BA

1. We have examined the accompanying balance sheet of Braskem and the consolidated balance sheet of Braskem and its subsidiaries as of December 31, 2007, and the related statements of income, changes in shareholders’ equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of subsidiaries Copesul - Companhia Petroquímica do Sul and Ipiranga Química S.A. as of December 31, 2007 were examined by other independent auditors and our opinion with respect to the value of these investments and the results of these subsidiaries is based exclusively on the reports of these other auditors.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and that accounting systems and internal controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, and based on the reports of other independent auditors, the aforementioned financial statements present fairly, in all material respects, the financial position of Braskem S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2007, and the results of operations, the changes in shareholders’ equity and the changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. As reported in Note 9 (b), the Company has accumulated ICMS credits from previous years, arising mainly from the differences between the tax rates applicable to purchases and products sold, domestic shipments that receive incentives with deferment of taxation, and exports. The realization of these tax credits depends on successfully implementing management’s plans as described in this note to the accompanying financial statements. The financial statements as of December 31, 2007 do not include any adjustments related to the recovery of these tax credits, given the existing uncertainty.

5. As mentioned in Note 17 (c), in relation to the discussion with respect to the constitutionality of Law 7689/88, the Company and its merged companies OPP Química, Trikem and Polialden filed a civil action for the nonpayment of the Social Contribution on Net Income (CSL). Management, based on the opinion of its legal advisors, who assessed the chances of a successful outcome as possible, believe that it should be able to obtain success in its pleading for the maintenance of nonpayment and, in the event of loss of the rescissory action, the decision would not have a retroactive effect from the year the law came into effect. Accordingly, a provision for possible unfavorable outcomes of the notices of infraction, as well as for the years still not inspected by the Federal Revenue department, was not recorded for the purposes of preparing these financial statements.

6. As reported in Note 9 (a), OPP Química S.A., incorporated by the Company in 2003, based on a decision taken by the Federal Supreme Court, has recognized in its accounting records Excise Tax (IPI) credits of R$ 1,030,125 thousand (R$ 2,506,923 thousand restated up to December 31, 2007), which were offset against IPI due and other federal taxes. Although this decision was the object of an appeal by the National Treasury, pending judgment by the 2nd panel of judges of the Federal Supreme Court, and despite the assessments drafted against the Company, management, based on the opinion of its legal advisors, considers the chances of a successful outcome as probable and, consequently, no provision has been recorded in the financial statements for the year ended December 31, 2007.

7. As reported in Notes 11, 12 and 13, the Company and certain subsidiaries recorded goodwill on the acquisition of investments, based on the added value of the assets and future profitability of the companies invested in, and this goodwill is being amortized over the realization period stated in the appraisal reports. Maintaining this goodwill in the accounting records is dependent upon realizing the assumptions used for forecasting the cash flows, income and expenses.

8. The financial statements for the year ended December 31, 2006, presented for comparison purposes, were examined by other independent auditors, which issued an unqualified report dated February 7, 2007, which included paragraphs of emphasis on the issues reported in paragraphs 4 to 7 above and regarding the fact that the Company and its subsidiaries are involved in legal processes disputing the validity of Clause Four of the Collective Workers’ Agreement of SINDIQU¥MICA. This matter was reassessed in 2007 and is further discussed in Note 21(a).

9. Our examination was performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of value added and of cash flows provide supplementary information to the financial statements, which is not required according to accounting practices adopted in Brazil and is presented to enable additional analyses. This additional information was submitted to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements for the year ended December 31, 2007, taken as a whole.

February 19, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-BA

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6-S-BA

Braskem S.A. and Subsidiaries

Balance Sheet at December 31
In thousands of reais

	Parent company		Consolidated

Assets	2007	2006	2007	2006

Current assets

Cash and cash equivalents (Note 4)	1,071,600	1,125,925	1,890,151	1,547,061
Marketable securities (Note 5)	192,673	849,006	248,699	413,891
Trade accounts receivable (Note 6)	1,059,661	891,794	1,496,976	1,594,858
Inventories (Note 7)	1,468,180	1,443,876	2,264,272	1,767,275
Disposal of investment (Note 1(c))	136,698		136,698
Recoverable taxes (Note 9)	170,650	336,350	310,311	408,082
Deferred income and social contribution taxes (Note 17(b))	36,725	19,573	62,980	20,625
Dividends and interest on capital receivable	45,135	71,908	3,936
Prepaid expenses	57,249	76,049	72,502	84,586
Other accounts receivable	64,652	94,544	109,762	114,618

	4,303,223	4,909,025	6,596,287	5,950,996

Noncurrent assets

Long-term receivables
Marketable securities (Note 5)	273,998	63,460	119,789	1,628
Trade accounts receivable (Note 6)	41,464	51,766	41,927	52,542
Inventories (Note 7)	22,790	22,946	22,790	22,946
Recoverable taxes (Note 9)	932,652	698,497	1,175,008	953,102
Deferred income and social contribution taxes (Note 17(b))	366,480	361,089	395,452	377,041
Deposits in court and compulsory loans (Note 10)	96,431	70,610	107,654	90,516
Related parties (Note 8)	64,604	229,308	48,531	40,733
Other	34,260	49,292	47,953	58,653

	1,832,679	1,546,968	1,959,104	1,597,161

Permanent assets
Investments in subsidiaries (Note 11)	1,021,030	1,813,326	6,912	6,528
Advances for acquiisition of investments (Note 11)	1,518,944		1,027,986
Investments in associated companies (Note 11)	23,853	25,604	24,445	26,187
Other investments	8,239	8,367	13,840	14,056
Property, plant and equipment (Note 12)	6,391,685	5,994,130	8,404,079	6,688,699
Intangible assets (Note 12)	159,222	129,126	172,418	129,450
Deferred charges (Note 13)	1,373,510	1,325,286	2,686,930	1,891,245

	10,496,483	9,295,839	12,336,610	8,756,165

Total assets	16,632,385	15,751,832	20,892,001	16,304,322

See the accompanying notes to the financial statements.

Braskem S.A. and Subsidiaries

Balance Sheet at December 31
In thousands of reais	(continued)

	Parent company		Consolidated

Liabilities and shareholders’ equity	2007	2006	2007	2006

Current liabilities
Accounts payable to suppliers	2,365,462	2,907,312	2,967,929	3,022,085
Loans and financing (Note 14)	416,577	675,674	1,068,351	653,898
Debentures (Note 15)	20,474	1,157,356	111,632	1,157,687
Salaries and social charges	183,164	122,115	260,807	148,935
Taxes and contributions payable	93,961	86,670	161,825	122,840
Current and deferred income and social contribution
taxes (Note 17)			15,365	14,425
Dividends and interest on capital	281,241	40,221	307,945	41,425
Advances from customers	9,831	11,845	23,448	26,740
Creditors on acquisition of investments (Notes 1 and 11)	880,991	153,192	880,991	153,192
Insurance premiums payable	8,107	48,822	9,416	50,039
Other provisions and accounts payable	76,570	90,847	115,197	115,686

	4,336,378	5,294,054	5,922,906	5,506,952

Noncurrent liabilities

Long-term liabilities
Suppliers	26,338	21,426	29,654	21,426
Loans and financing (Note 14)	4,371,393	3,591,687	6,401,947	3,935,794
Debentures (Note 15)	800,000	950,000	800,000	982,190
Taxes and contributions payable (Note 16)	1,105,110	1,279,698	1,145,816	1,321,961
Related parties (Note 8)	16,789	7,050		4,791
Long-term incentives (Note 19)	4,879	2,272	4,879	2,272
Deferred income and social contribution taxes (Note 17)	7,346	7,935	64,451	17,274
Private pension plans (Note 28)	19,565	58,554	35,727	64,205
Other accounts payable	83,323	70,582	106,457	83,398

	6,434,743	5,989,204	8,588,931	6,433,311

Deferred income
Negative goodwill on the acquisition of investments	16,465	21,060	25,196	30,405

Minority interest			597,949	21,767

shareholders’ equity (Note 20)
Capital	4,640,947	3,508,272	4,640,947	3,508,272
Capital reserves	458,144	408,650	458,144	408,650
Profit reserves	990,164	725,147	915,494	650,519
Treasury shares	(244,456)	(194,555)	(257,566)	(255,554)

	5,844,799	4,447,514	5,757,019	4,311,887

Total liabilities and shareholders’ equity	16,632,385	15,751,832	20,892,001	16,304,322

See the accompanying notes to the financial statements.

Braskem S.A. and Subsidiaries

Balance Sheet at December 31
In thousands of reais, except for net income per share

	Parent company		Consolidated

	2007	2006	2007	2006

Revenues
Domestic market	12,891,884	11,831,709	17,939,011	13,028,432
Foreign market	2,908,359	2,424,362	4,524,769	3,516,846
Taxes, freights and returns	(3,665,767)	(3,324,628)	(4,784,396)	(3,552,582)

Net revenues	12,134,476	10,931,443	17,679,384	12,992,696
Cost of goods sold and services rendered	(10,148,506)	(9,303,288)	(14,440,942)	(10,792,056)

Gross profit	1,985,970	1,628,155	3,238,442	2,200,640

Operating income (expenses)
Selling expenses	(398,032)	(283,847)	(554,243)	(398,953)
General and administrative expenses	(545,810)	(464,847)	(671,475)	(539,515)
Management remuneration	(9,189)	(9,186)	(12,849)	(12,946)
Depreciation and amortization	(434,637)	(371,329)	(479,046)	(385,093)
Other operating income, net (Note 24)	127,087	131,885	131,465	186,142

	(1,260,581)	(997,324)	(1,586,148)	(1,150,365)

Operating income before equity results
and financial results	725,389	630,831	1,652,294	1,050,275

Equity results
Equity in income of subsidiaries and associated companies	179,300	172,783	(147)	801
Amortization of goodwill, net	(72,928)	(61,648)	(106,238)	(57,758)
Exchange variation	(10,613)	2,709	(11,572)	(1,423)
Tax incentives			3,448	20,504
Reversal (provision) for loss	(2,659)	6,469	(903)
Other	84	1,092	8,141	8,979

	93,184	121,405	(107,271)	(28,897)
Financial results (Note 23)
Financial expenses	(58,657)	(836,255)	(180,098)	(1,097,927)
Financial income	(146,761)	54,948	(113,541)	159,519

	(205,418)	(781,307)	(293,639)	(938,408)

Operating income (loss)	613,155	(29,071)	1,251,384	82,970

Nonoperating income (expenses), net (Note 25)	(31,760)	7,748	(67,224)	7,120

Net income (loss) before income
and social contribution taxes	581,395	(21,323)	1,184,160	90,090

Provision for income and social contribution taxes (Note 17)	(49,592)	(444)	(273,686)	(88,054)
Deferred income tax and social contribution (Note 17)	11,417	99,520	(103,289)	100,906

Net income before interests	543,220	77,753	807,185	102,942
Statutory employees’ profit sharing			(18,709)
Minority interests			(240,892)	(1,593)

Net income for the year	543,220	77,753	547,584	101,349

Number of shares at the end of the year (thousand))	432,838	356,039

Net income per share at the end of the year - R$	1,255	0,218

See the accompanying notes to the financial statements.

Braskem S.A.

Statements of Changes in shareholders’ Equity
In thousands of reais

		Capital reserves		Revenue reserves

							Retained earnings
		Tax		Legal	Retention	Treasury	(accumulated
	Capital	incentives	Other	reserve	of profits	shares	losses)	Total

December 31, 2005	3,402,968	396,264	557	68,923	780,294	(1,905)		4,647,101

Capital increase (Note 20(a))	105,304							105,304
Tax incentives		11,829						11,829
Repurchase of shares (Note 20(c))						(192,650)		(192,650)
Effect of change in accounting criterion (Note 12)							(164,890)	(164,890)
Transfer from reserve for absorption of prior year adjustments (Note 20(d))					(164,890)		164,890
Net income for the year							77,753	77,753
Appropriation of net income:
Legal reserve				3,888			(3,888)
Dividends (Note 20(e))							(36,933)	(36,933)
Retained earnings reserve					36,932		(36,932)

December 31, 2006	3,508,272	408,093	557	72,811	652,336	(194,555)		4,447,514

Capital increase (Note 20(a))	1,132,675							1,132,675
Repurchase of shares (Note 20(c))						(49,901)		(49,901)
Unclaimed dividends							254	254
Transfer to reserve					254		(254)
Tax incentives		49,494						49,494
Net income for the year							543,220	543,220
Appropriation of net income:
Legal reserve				27,161			(27,161)
Dividends (Note 20(e))							(278,457)	(278,457)
Retained earnings reserve (Note 20(e))					237,602		(237,602)

December 31, 2007	4,640,947	457,587	557	99,972	890,192	(244,456)		5,844,799

See the accompanying notes to the financial statements.

Braskem S.A. and Subsidiaries

Statements of Changes in Financial Position
Yeard Ended December 31
In thousands of reais

	Parent company		Consolidated

	2007	2006	2007	2006

Sources of funds
Operations
Net income for the year	543,220	77,753	547,584	101,349
Expenses (income) not affecting working capital:
Depreciation, amortization and depletion	932,095	865,255	1,203,622	962,399
Equity in the earnings of subsidiary and associated
companies
Equity in the results	(179,300)	(172,783)	147	(801)
Amortization of goodwill (negative goodwill), net	72,928	61,648	106,238	57,758
Provision (reversal) for loss on investments	2,659	(6,469)	903
Exchange variation on investments	10,613	(2,709)	11,572	1,423
Tax incentives			(3,448)	(20,504)
Other	(84)	(1,092)	(8,141)	(8,979)
Increase (decrease) in interests in investments			9,600	(2,458)

Residual cost on disposal of fixed assets	16,094	963	26,409	4,403
Long-term interest, monetary and exchange variations,
net	(566,533)	64,137	(719,373)	90,393
Deferred income and social contribution taxes	(11,417)	(99,520)	103,737	(100,906)
Minority interests			240,892	1,593
Assignment of right to use				(19,657)
Recovery of tax credits, net	(110,704)	(94,352)	(110,111)	(94,491)
Other	(9,896)	(16,643)	(42,367)	(16,107)

Total resources from operations	699,675	676,188	1,367,264	955,415

From shareholders
Capital payment	1,132,675	105,304	1,132,675	110,860
Effect of working capital on change in interests			33,928

	1,132,675	105,304	1,166,603	110,860

From third parties
Loans and financing in long-term liabilities	1,618,923	2,119,979	3,579,840	2,234,789
Transfer from long-term receivables to current assets	189,799	364,668	194,626	168,344
Decrease in long-term receivables	185,354	21,968	295,879	28,389
Increase in long-term liabilities	18,630	10,686	33,095	55,296
Dividends	22,845	175,970	2,000	2,000
Tax incentives	49,494	11,829	53,130	32,430
Net working capital of merged/ acquired companies	272,494	300,529	285,762	84,043
Other	930		14,637

	2,358,469	3,005,629	4,458,969	2,605,291

Total funds provided	4,190,819	3,787,121	6,992,836	3,671,566

See the accompanying notes to the financial statements.

		Parent company	Consolidated

	2007	2006	2007	2006

Application of funds
Dividends proposed and interest on capital payable	278,457	36,933	302,916	66,236
Transfer from long-term to current liabilities	233,646	3,227	330,150	24,869
Settlement of financing in long-term liabilities	315,817	619,652	399,557	634,000
Increase in current account – assets, net	64,096	182,315	3,887	4,295
Redemption of shares/ debentures	49,901	192,650	110,150	192,650
Transfer from long-term to current financing	16,204	1,757,673	482,560	1,767,783
Decrease in long-term liabilities	5,074	138,283	423,111	148,741
Increase in long-term receivables	363,020	121,783	204,213	202,437

Permanent assets
Investments	1,646,258	523,278	1,980,462	483,013
Property, plant and equipment, and intangible assets	793,610	910,166	1,377,263	1,056,547
Deferred charges	72,862	35,213	1,149,230	40,312

Total funds used	3,838,945	4,521,173	6,763,499	4,620,883

Increase (decrease) in working capital	351,874	(734,052)	229,337	(949,317)

Changes in working capital

Current assets
At the end of the year	4,303,223	4,909,025	6,596,287	5,950,996
At beginning of the year	4,909,025	4,135,108	5,950,996	5,837,458

	(605,802)	773,917	645,291	113,538

Current liabilities
At the end of the year	4,336,378	5,294,054	5,922,906	5,506,952
At beginning of the year	5,294,054	3,786,085	5,506,952	4,444,097

	(957,676)	1,507,969	415,954	1,062,855

Increase (decrease) in working capital	351,874	(734,052)	229,337	(949,317)

See the accompanying notes to the financial statements.

1 Operations

(a) Braskem S.A. ("Braskem" or the "Company"), with headquarters at Camaçari - BA, and 14 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engages in the production of basic petrochemicals such as ethene, propene, benzene, and caprolactam, in addition to gasoline and LPG (cooking gas). The thermoplastic resin segment includes polyethylene, polypropylene, PVC and Polyethylene Teraphtalate ("PET"). The Company also engages in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, and the rendering of services to those companies. The Company also invests in other companies, either as a partner or shareholder.

(b) On May 16, 2007, the Company announced the deactivation of its DMT production unit and the temporary discontinuance of the PET resin production unit, both located at Camaçari - BA. Braskem will carry on the supply of the PET resin to all its customers through purchase agreements entered into with M&G Polímeros Brasil S.A. The Company will consider the potential resumption of PET production on a new technological route that ensures competitive costs for the polyester chain in Brazil.

(c) Corporate events

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2006 and 2007 can be summarized as follows:

  On April 4, 2006, Braskem acquired 66.04% of the common shares and 15.33% of the preferred capital shares in the capital of Politeno Indústria e Comércio S.A. (“Politeno”). With the acquisition, Braskem now holds 100% of the voting capital and 96.16% of the total capital of Politeno, a company located in the Petrochemical Complex of Camaçari, State of Bahia, with an annual production capacity of 360 thousand tons of polyethylene. The initial amount paid by Braskem was R$ 237,500.

The final amount paid by the shares was determined in November 2007, based on Politeno’s average performance over the 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethylene and ethylene in the Brazilian market, audited by an independent firm appointed by Braskem and the former shareholders. The balance due by Braskem, amounting to R$ 247,503, was settled in January 2008 and as of December 31, 2007 is stated in current liabilities, under “Creditors for acquisition of investments”.

  The Extraordinary General Meeting held on May 31, 2006 approved the merger of Polialden Petroquímica S.A. (“Polialden”) into the Company, based on the book value of shareholders’ equity as of March 31, 2006, in the amount of R$ 289,941. The exchange ratio of Polialden shares for Braskem shares was determined based on the book value of shareholders’ equity of the companies, at market values, as of March 31, 2006, according to appraisal reports issued by independent experts.

In order to encourage shareholders to engage in the exchange, Polialden shares held by third parties were replaced with Class A preferred shares in the Company, at the ratio of 33.62 shares in Braskem for each 1,000 shares in Polialden, which corresponds to a 6.76% increase on the replacement ratio derived from Appraisal Reports of the Market Value of shareholders’ Equity, as shown below:

	Braskem	Polialden

Number of shares issued	362,523,521	645,253,380
Book value of shareholders’ equity (in R$)	4,650,559,014.63	289,940,899.44
Value per share based on the book value of shareholders’ equity (in R$)	12.828	0.449
Market value of shareholders’ equity (in R$)	8,202,482,686.96	459;721,902.03
Value per share based on the market value of shareholders’ equity (in R$)	22.626	0.713
Exchange ratio – market value of shareholders’ equity	31.49	1.000
Exchange ratio of replacement of Polialden preferred share with Braskem Class “A” preferred share under the merger	33,62	1.000

The equity variations in Polialden determined during the period from the merger base date to the actual merger date were taken to the statement of income of the Company, as equity in the earnings. The balance of goodwill as of the merger date, R$ 337,328, justified based on future profitability, was transferred to deferred assets.

Upon the merger of Polialden, the Company capital was increased by R$ 105,304, through the issue of 7,878,725 Class A preferred shares, totaling R$ 3,508,272, comprising 123,492,142 common, 246,107,138 Class A, and 803,066 Class B preferred shares (Note 20(a)).

  The extraordinary Shareholders’ Meeting held on July 20, 2006, approved a proposal to merger the net assets spun off from Companhia Alagoas Industrial - CINAL, a wholly-owned subsidiary.

Pursuant to the Valuation Report of CINAL’s shareholders’ equity issued by independent experts as of March 31, 2006, the book value of the spun-off assets assigned to Braskem is R$ 58,212. Equity variations between the transaction base date and the spin-off approval date were recognized by the Company as equity in the results. As a result of the spin-off, the capital of CINAL was reduced by R$ 58,212 and 57,657,265 preferred shares were cancelled.

  At a meeting held on September 29, 2006, the Board of Directors of the Company approved the incorporation of a company in Holland, named Braskem Europe B.V. (“Braskem Europa”) organized as a limited liability company.
  The Extraordinary General Meeting held on April 2, 2007 approved the merger of Politeno, based on its shareholders’ equity as of December 31, 2006, amounting to R$ 498,983. The exchange ratio of Politeno shares for Braskem shares was determined based on the companies’ shareholders’ equity at book value, in accordance to appraisal reports issued by a specialized firm.

The Company capital was increased by R$ 19,157 to R$ 3,527,429 through the issue of 1,533,670 Class A preferred capital shares, comprising 123,978,672 common, 247,154,278 Class A preferred, and 803,066 Class B preferred capital shares.

In order to maintain the current capital structure at Braskem, comprising 1/3 common and 2/3 preferred capital shares, the conversion of 486,530, Class A preferred capital shares into common shares was approved.

  On April 18, 2007, Ultrapar Participações S.A. (“Ultrapar”) for itself and acting as agent for Company and Petróleo Brasileiro – S.A. - Petrobras, acquired for R$ 2,113,107, the equivalent to 66.2% of common shares and 13.9% of preferred capital shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), 69.2% of common shares and 13.5% of preferred capital shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.8% of common shares and 0.4% of preferred capital shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), held by the controlling shareholders of the Ipiranga Group. Of this amount, the Company and Petrobras paid R$ 1,394,675 under the agency agreement among the parties.

According to the agency agreement among Ultrapar, Braskem and Petrobras, the Company now holds the control of petrochemical assets, represented by Ipiranga Química S.A. (“Ipiranga Química”), Ipiranga Petroquímica S.A. (“IPQ”) and the latter’s interest in Companhia Petroquímica do Sul (“Copesul”). Assets associated with oil refining operations held by RPI are now shared on equal terms by Petrobras, Ultrapar and Braskem.

Under this same agreement, Ultrapar is responsible for carrying out a corporate reorganization of the acquired companies, with a view to segregating the assets assigned to each acquiring company.

In October and November 2007, under a Tag-along Public Tender Offer, the following quantities of common shares in RPI, DPPI and CBPI were acquired:

	Common shares

Acquisition	RPI	DPPI	CBPI	Total

Number of shares acquired	2,979,295	1,365,192	1,574,486	5,918,973
Hit %	88.29%	82.06%	52.24%	73.51%
Total acquisition value	318,934	154,103	102,200	575,237

On December 18, 2007, Ultrapar merged outstanding shares in RPI, DPPI and CBPI. The time period given shareholders who dissented from the resolutions of the Extraordinary General Meetings where the mergers were approved to exercise the right of withdrawal ended on January 21, 2008. Accordingly, RPI, DPPI and CGPI shares are no longer traded on the São Paulo Stock Exchange (“BOVESPA”) as from January 23, 2008, and their former holders now hold Ultrapar shares, traded on BOVESPA under the code UGPA4.

The merger of shares represented the final state of the acquisition process of 100% shares in RPI, DPPI and CBPI by Ultrapar. As a result of the merger, Braskem recorded the final amount owed Ultrapar to be paid upon the receipt of 60.00% of Ipiranga Química and 33.33% RPI shares, which is scheduled to occur by the end of February 2008 (Note 11(c)).

The Company now records RPI as a jointly-controlled entity, considering a 10.01% interest in its total capital between April and September 2007. In October and November 2007, this interest increased to 13.14% and 13.38%, respectively. The Company’s shareholding in December 2007 was 33.33% .

  On April 30, 2007, Braskem acquired 3.11% and 1.06% of quotas in TEGAL – Terminal de Gases Ltda. (“Tegal”), owned by Oxiteno Nordeste S.A. Indústria e Comércio and Dow Brasil Nordeste Industrial Ltda., respectively. Following the acquisition, Braskem holds 100% of the capital of Tegal, a company located in the Aratu Port, at Camaçari – BA, that engages in the provision of its own or third-party services for the storage and movement of liquefied gases. The amount paid by Braskem was R$ 1,105, giving rise to goodwill justified by other economic reasons of R$ 498, fully taken to income, in accordance with CVM Instruction 247/96.

  On June 18, 2007, the Company was notified by Odebrecht S.A. (“Odebrecht”), current company name of ODBPAR INV S.A., of the exercise of the latter’s right to convert into shares 100% of its 59,185 subordinate, convertible debentures, in accordance with the Private Deed for Private Issue of Convertible, Subordinate Debentures, upon maturity of the agreement. The debentures were converted on July 31, 2007 (Note 20(a)).

  The Extraordinary General Meeting held on July 31, 2007 approved the merger of TEGAL – Terminal de Gases Ltda. (“Tegal”), based on its shareholders’ equity as of May 31, 2007, in the amount of R$ 12,926. The equity variations from May 31, 2007 and the merger date were recognized by Braskem as equity in income of subsidiaries and associated companies.

  On June 28, 2007, Braskem’s indirect subsidiary EDSP67 Participações S.A. (“EDSP67”) acquired 100% of the outstanding shares in IPQ, representing 7.61% of its total capital. As a result of this acquisition, CVM approved on July 18, 2007, the delisting request of IPQ.

In August 2007, the merger of EDSP67 into IPQ was approved. This transaction did not entail cancellation or issue of new IPQ shares, or any changes in the companys’ capital.

  On August 15, 2007, the Company exercised its pre-emptive right to acquire shares issued by Petroflex Indústria e Comércio S.A. (“Petroflex”) owned by SPQ Investimentos e Participações Ltda., a subsidiary of Suzano Petroquímica S.A. (“Suzano”), due to the sale of the latter’s control to Petrobras.

Upon transfer of the shares, Braskem’s interest in the total capital of Petroflex went from 20.12% to 33.53%, and its interest in the voting capital went from 20.14% to 33.57% . The pre-emptive right was exercised at the equity value of Petroflex, in the amount of R$ 61,022.

  In the Public Tender Offer (“OPA”) for the delisting of Copesul, carried out on October 5, 2007, EDSP58 Participações S.A. (“EDSP58”) acquired 34,040,927 common shares in Copesul, representing 98.63% of the qualified shares, for a unit value of R$ 38.02. This amount was financially settled on October 10, 2007 and the disbursement amounted R$ 1,294,236.

After verifying the compliance with the rules applicable to OPA, on October 18, 2007, CVM delisted Copesul.

Considering that Copesul outstanding shares represented less than 5% of total shares, in December 2007, the Board of Directors of that subsidiaries called a general Shareholders’ Meeting to pass a resolution on the redemption of such shares.

  On November 13, 2007, Braskem, in conjunction with UNIPAR – União de Indústrias Petroquímicas S.A. (“UNIPAR”) and other minority shareholders in Petroflex entered into an agreement with Lanxess Deutschland GmbH (“Lanxess”) for the sale of shares in that jointly-controlled entity. The sale comprises 17,102,002 common shares (72.38% of this Class) and 7,416,602 preferred shares (64.16% of this Class), corresponding to 69.68% of Petroflex capital. Braskem and UNIPAR, the controlling shareholders of Petroflex, will sell 100% of their shares in that jointly-controlled subsidiary.

Cap prices for each common and Class A preferred shares are R$ 22.86 and R$ 18.29, respectively. Such amounts are subject to adjustments typically seen in this type of transaction, to be verified by Lanxess using a contractually agreed-upon procedure. The sale is expected to be completed by May 2008, when precedent conditions under the agreement will also have been complied with. As a result of this disposal, the investment in Petroflex was transferred to current assets, under “Disposal of investment”. Pursuant to CVM Instruction 247/96, the Company will record equity results in connection with this investment until such time as the related shares are actually transferred to the buyer.

  On November 30, 2007, Petrobras, Petrobras Química S.A. – Petroquisa (“Petroquisa”) announcement the execution of an agreement intended to carry on the consolidation of the Brazilian petrochemical industry, by merging into Braskem the following petrochemical assets held by Petrobras and Petroquisa:
  37.3% of the total capital of Copesul;

  40% of the total capital of both Ipiranga Química and IPQ;

  40% of the total capital of Petroquímica Paulínia; and

  100% of the total capital of Petroquímica Triunfo (“Triunfo”).

Up to 100% of the total and voting capital of Triunfo may be merged into Braskem, at the option of Petrobras and Petroquisa. Alternatively, the merger may be replaced with cash provided by Petrobras and Petroquisa for an amount equal to the economic value of this asset.

  On December 6, 2007, the merger of EDSP58 into Copesul was approved. As a consequence, 35,710,357 common shares in Copesul held by EDSP58 were cancelled and Copesul’s capital was decreased by R$ 378,360, to reach R$ 531,640.

  On November 16, 2007, the Company and Petrobras paid up for Petroquímica Paulínia shares using shares in CPP – Companhia Petroquímica Paulista (“CPP”) at market value. On November 20, 1007, the merger of CPP into Petroquímica Paulínia was approved.

The Company and its subsidiaries, as participants in the corporate restructuring process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(d) Administrative Council for Economic Defense – CADE

On April 25, 2007, the Company and CADE entered into the Agreement to Preserve the Reversibility of Transaction – APRO, whereby Braskem undertakes to maintain the normal conditions of free competition in the polyethylene and polypropylene markets prevalent before April 18, 2007, refraining to take the following actions with respect to the petrochemical assets of the Ipiranga Group, until a final sentence on the transaction is issued:

  Any changes in the corporate nature that would imply a change in control;

  Substantial changes in its physical facilities, and assignment or waiver or rights and duties with respect to its assets, including trademarks, patents and the portfolio of customers and raw material suppliers;

  Discontinue the use of trademarks and products, except for the provisions of the Investment Agreement, thus maintaining the offer of Ipiranga product lines;

  Substantial changes in the distribution and marketing structures, logistics and practices;

  Substantial changes in the companies that would imply lay-offs and reassignment of personnel among the different production, distribution, marketing and research units, whenever that such actions could be characterized as a combination of the companies; and

  Interrupting, with cause and in the sole discretion of CADE, investment projects which have been previously approved by the Board of Directors, in all activity sectors of the acquired company, as well as the implementation of its sales plans and targets.

The agreement may be reviewed at any time, by CADE or at the request of the companies if, in the discretion of CADE’s full board, they are able to proof that the reasons that gave rise to the agreement are no longer present.

With regard to Copesul, CADE expressed no objections to the transaction, considering that the Company and Petrobras will maintain the current conditions as controlling and minority shareholders, respectively, prevailing prior to April 18, 2007, under the Shareholders’ Agreement in effect.

(e) Corporate governance

Braskem enrolled in Level 1 of the Differentiated Corporate Governance on the Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings. The Company intends to reach Level 2 of Bovespa's Corporate Governance in the near future.

2 Presentation of the Financial Statements

The Company financial statements were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the rules and procedures determined by the Brazilian Securities Exchange Commission – CVM, Brazilian Institute of Independent Auditors – IBRACON, and Federal Accounting Council – CFC.

To provide the market with supplementary information, the Company presents its statement of cash flows, prepared in accordance with IBRACON NPC 20, and statement of value added, prepared in accordance with CFC NBCT 3.7 (Exhibits I and II).

In current liabilities for the year ended December 31, 2006, the amount of the installment due under the acquisition of Politeno (Note 1(c)), previously stated under “Other provisions and accounts payable”, was reclassified to “Creditors for acquisition of investments”.

When comparing the parent company income statements for the years ended December 31, 2007 and 2006, the following corporate events should be taken into consideration:

  Merger of Polialden, carried out in May 2006 (Note 1(c)); and

  Merger of Politeno, carried out in April 2007 (Note 1(c)).

The summary income statements of the merged companies are presented below:

	Polialden	Politeno

	January to	January to	Year
	May 2006	March 2007	2006

Net revenues	125,809	260,611	1,001,116
Cost of goods sold	(121,632)	(238,763)	(904,597)

Gross profit	4,177	21,848	96,519

Operating expenses, net	(6,476)	(11,112)	(51,642)
Operating income (loss) before interests and	(2,299)
financial results		10,736	44,877

Interests	799	(35)	930
Financial results	388	(10,642)	(23,685)
Non-operating results		(25)	197

Income (loss) before income	(1,112)	34	22,319
Current and deferred income and social contribution taxes	4,585	(203)	(8,687)

Net income (loss) for the period / year	3,473	(169)	13,632

3 Significant Accounting Practices

These financial statements were approved by the Board of Directors of the Company on February 19, 2008.

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods and the goodwill of investments, as well as provisions for contingencies, income tax and other similar amounts.

(b) Determination of net income

Income and expenses are recognized on the accrual basis.

Revenue from sales of goods is recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers, depending on the type of sales.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in a capital reserve, while the ICMS amounts are taken to income.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 17 (b).

Monetary and foreign exchange variations on assets and liabilities are classified in “Financial income” and “Financial expenses”, respectively.

The Company has recognized in financial results for the year the market value of derivative contracts relating to cash flows and liabilities indexed to foreign currency or international interest rates.

Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily cash deposits and marketable securities or investments with immediate liquidity or maturing within 90 days (Note 4).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their adjusted fair values, based on market quotations for similar instruments against future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience. For a better calculation of the doubtful accounts the Company analyzes, on a monthly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Finished products include freight expenses to the sale place. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials (“Warehouse”) are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is calculated on temporarily non-deductible tax losses and accounting expenses for the computation of current income tax. It is recognized to the extent that future taxable income is likely to be available to be offset against timing differences, based on projections of future results prepared and supported by internal assumptions and future economic scenarios which may not materialize. Periodically, the amounts recorded are revalued in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Contingent liabilities are stated net of deposits in court, in accordance with CVM Deliberation 489/05.

Other assets are stated at net realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at restated cost, considering the following:

  Investments in subsidiaries, jointly-controlled entities and associated companies are valued using the equity method, plus unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the expected future profitability of the investees and appreciation of the assets, and is amortized over a period of up to 10 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition.

  Interests in foreign subsidiaries are valued using the equity method and foreign exchange variance on assets is recorded in a separate account under operating profits. Balance sheet and statement of income accounts are converted into Brazilian currency at the exchange rates ruling as of the closing date of the financial statements, according to CVM Deliberation 28/86.

  Property, plant and equipment, as well as intangible assets, are stated at acquisition or construction cost. As from 1997, property, plant and equipment include capitalized interest incurred during the construction period, pursuant to CVM Deliberation 193/96. Capitalized interest is added to assets and depreciated / amortized as from the date that they become operational.

  As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 12).

  Depreciation of property, plant and equipment, and amortization of intangible assets are calculated on the straight-line basis at the rates mentioned in Note 12, which consider the estimated useful lives of the assets.

  Amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.

(e) Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss in subsidiaries is recorded based on the negative shareholders’ equity (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity in net income of subsidiaries and jointly-controlled entities.

Defined benefit pension plans are recorded based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company (Note 28).

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Deferred income

Deferred income includes negative goodwill of merged or consolidated companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation principles set forth in the Brazilian corporate law and supplementary provisions of CVM and include the financial statements of the Company and its subsidiaries and jointly-controlled entities, and special purpose entities in which the Company has direct or indirect share control, as shown below:

			Interest in total capital - %

		Head office
		(country)	2007	2006

Subsidiaries
Braskem Argentina	(i)	Argentina	98.00	98.00
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Distribuidora and subsidiaries		Brazil	100.00	100.00
Braskem Europa		Holland	100.00	100.00
Braskem Inc and subsidiary		Cayman Islands	100.00	100.00
Braskem Participações		Brazil	100.00	100.00
CINAL		Brazil	100.00	100.00

			Interest in total capital - %

		Head office
		(country)	2007	2006

Copesul and subsidiaries	(ii)	Brazil	39.19
CPP	(iv)	Brazil		79.70
Ipiranga Química and subsidiaries	(v)	Brazil	60.00
Politeno and subsidiaries	(vi)	Brazil		96.16
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00
Tegal	(vii)	Brazil		95.83

Jointly-controlled entities	(viii)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(ix)	Brazil	49.89	49.03
Copesul and subsidiaries	(iii)	Brazil		29.46
Petroflex	(x)	Brazil		20.12
Petroquímica Paulínia	(xi)	Brazil	60.00	60.00

Special Purpose Entities (“EPE’s”)	(xii)
Chemical Fundo de Investimento em Direitos Creditórios
(“FIDC I”)	(xiii)	Brazil		100.00
Chemical Fundo de Investimento em Direitos Creditórios
(“FIDC II”)	(xiv)	Brazil		9.19
Fundo Parin		Guernsey	100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento
(“FIQ Sol”)		Brasil	100.00	100.00

(i)	Including the interest of the subsidiary Braskem Distribuidora, Braskem’s interest is equal to 100.00%.
(ii)	Including the interest of indirect subsidiary IPQ, Braskem’s interest is equal to 62.70%.
(iii)	Consolidated on a pro rata basis until March 2007, in accordance with CVM instruction 247/96.
(iv)	Company merged into Petroquímica Paulínia in November 2007.
(v)	Investment consolidated, as from April 2007, pursuant to the terms of the purchase agreement of the Ipiranga Group (Note 1(c)).
(vi)	Company merged on April 2, 2007 (Note 1(c)). Until March 31, 2006, Politeno was consolidated on a pro rata basis.
(vii)	Company merged on July 31, 2007.
(viii)	Investments consolidated on a pro rata basis, according to CVM Instruction 247/96.
(ix)	Including the interest of subsidiary CINAL, Braskem’s interest is equal to 54.55%. Jointly-controlled entity pursuant to the provisions of the by-laws.
(x)	Investment consolidated until November 2007, due to the disposal process (Note 1(c)).
(xi)	Jointly-controlled entity as provided in the shareholders’ agreement.
(xii)	Investments consolidated in compliance with CVM Instruction 408/04.
(xiii)	This fund was wound-up in January 2007.
(xiv)	The subordinated quotas held by Braskem were sold in the quarter ended March 31, 2007.

In the consolidated financial statements, the intercompany investments and the equity pick-up, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations for the consolidated years, respectively.

Minority interests in the consolidated net income for 2007 include interests in EDSP58, Politeno and Tegal calculated up to the respective merger dates.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets which gave rise to it, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to “Deferred income".

The comparative analysis of the consolidated statements of income includes the full consolidation of Ipiranga Química and Copesul as from April 2007. Up to the quarter ended March 31, 2007, Copesul was consolidated on a pro rata basis, pursuant to CVM Instruction 247/96.

For a better presentation of the consolidated financial statements, the cross-holding between the Company and subsidiaries Braskem Participações and Politeno was reclassified as "Treasury shares". Total shares held by the subsidiaries, as well as their interest in the total capital of the Company are presented below:

	Braskem
	Participações(i)	Politeno(ii)

Common shares	580,331
Class A preferred shares	290,165	2,186,133
Interest in total capital	0.24%	0.60%

(i) As of December 31, 2007 and 2006
(ii) As of December 31, 2006

Pursuant to paragraph 1, article 23 of CVM Instruction CVM 247/96 and authorization by CVM Letter SNC 004/2008 and 005/2008, the Company has not consolidated on a pro rata basis the financial statements of the jointly-controlled entity Companhia de Desenvolvimento Rio Verde – CODEVERDE and RPI. This information does not show significant changes and does not lead to distortions in the Company’s consolidated financial statements.

These subsidiaries’ summary balance sheets and statements of income, adjusted for compliance with the Company’s accounting practices are as follows:

Balance Sheet	Codeverde (*)		RPI

	2007	2006	2007

Assets
Current assets	404	304	85,289
Noncurrent assets
Long-term receivables	122	102	3,446
Permanent assets	46,621	45,019	34,752

Total assets	47,147	45,425	123,487

Liabilities and shareholders’ equity
Current liabilities	102	100	93,229
Long-term liabilities	1,700	1,438	61,507
Shareholders’ equity (negative equity)	45,345	43,887	(31,249)

Total liabilities and shareholders’ equity (negative equity)	47,147	45,425	123,487

(*) in pre-operating stage

RPI

Statement of Income	2007

Net revenues	620,958
Cost of goods sold	(596,153)

Gross profit	24.805

Operating expenses, net	(23,207)

Operating income before financial results	1,598

Financial results	(5,006)
Non-operating results	426

Loss before taxes	(2,982)

Deferred income and social contribution taxes, net	1,848

Loss for the year	(1,134)

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the year is as follows:

	Shareholders’ equity		Net income for the year

	2007	2006	2007	2006

Parent company	5,844,799	4,447,514	543,220	77,753
Cross holding classified as treasury shares	(13,110)	(60,999)
Exclusion of profits in inventories	(4,205)	(6,587)	6,789	(1,400)
Exclusion of the gain on the sale of investment between related parties	(38,476)	(38,476)
Exclusion of results of financial transactions between related parties	(10,628)	(12,829)	2,200	1,215
Reversal of amortization of goodwill on the sale of investments between related parties	22.327	18.206	4.121	4.121
Exclusion of the gain on assignment of right of use to associated company	(34,942)	(34,942)		19,660
Exclusion of capital contribution to subsidiary	(8,746)		(8,746)

Consolidated	5,757,019	4,311,887	547,584	101,349

The balance sheets and statements of income of jointly-controlled subsidiaries and EPE’s, adjusted to the Company’s accounting practices can be summarized as follows:

	Copesul		CETREL (i)		Petroflex (ii)

	January to				January to
	March 2007	2006	2007	2006	November 2007	2006

Assets
Current assets		1,261,805	31,830	25,509		604,958
Long-term assets		154,618	11,928	12,298		31,373
Permanent assets		1,050,182	139,143	131,221		436,975

Total assets		2,466,605	182,901	169,028		1,073,306

Liabilities and shareholders’ equity
Current liabilities		840,694	24,207	20,309		390,661
Long-term liabilities		325,751	30,992	39,245		375,828
Shareholders’ equity		1,300,160	127,702	109,474		306,817

Total liabilities and shareholders’ equity		2,466,605	182,901	169,028		1,073,306

Statement of income
Net revenues	1,727,324	6,299,224	106,218	106,191	1,300,735	1,361,549
Cost of products sold and services rendered	(1,397,210)	(5,292,355)	(70,383)	(73,970)	(1,105,341)	(1,197,017)

Gross profit	330,114	1,006,869	35,835	32,221	195,394	164,532

Operating expenses, net	(37,182)	(117,468)	(16,497)	(19,674)	(93,118)	(131,371)
Non-operating income (expenses), net	(2,784)	(4,295)	(1,863)	198	(225)	945

Income before income and
social contribution taxes	290,148	885,106	17,475	12,745	102,051	34,106
Income and social contribution taxes	(97,150)	(269,921)	(4,723)	(2,557)	(33,213)	(8,061)

Net income for the period / year	192,998	615,185	12,752	10,188	68,838	26,045

(i) Revaluation reserve eliminated in balance sheet and statement of income.
(ii) Investment consolidated up to November 2007.

	Petroquímica Paulínia(*)

	2007	2006

Assets
Current assets	155,785	102,474
Long-term assets	1	1
Permanent assets	647,589	115,461

Total assets	803,375	217,936

Liabilities and shareholders’ equity
Current liabilities	101,250	3,814
Long-term liabilities	460,302	83,984
Shareholders’ equity	241,823	130,138

Total liabilities and shareholders’ equity	803,375	217,936

(*) In pre-operating stage

	Fundo Parin		FIQ Sol		Fundo	Fundo
					Chemical	Chemical II

	2007	2006	2007	2006	2006	2006

Assets	458,368	537,965	258,768	395,242	6,133	442,557

Liabilities				12	200	44
Shareholders equity	458,368	537,965	258,768	395,230	5,933	442,513

Total liabilities and	458,368		258,768
net equity		537,965		395,242	6,133	442,557

Net income (loss)
for the year	(94,429)	(14,839)	30,270	37,026	(19,033)	68,555

4 Cash and Cash Equivalents

	Parent company		Consolidated

	2007	2006	2007	2006

Cash and banks	298,861	130,128	578,820	140,179
Financial investments
Domestic	259,105	602,748	612,897	751,533
Abroad	513,634	393,049	698,434	655,349

	1,071,600	1,125,925	1,890,151	1,547,061

The domestic financial investments are mainly represented by quotas of a Braskem exclusive fund (FIQ Sol) which, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund quotas in credit rights, and other fixed-income securities. The financial investments abroad mainly consist of sovereign fixed income instruments or instruments issued by first-tier financial institutions with high marketability.

The financial investments of subsidiary Copesul in Brazil, which amount R$ 346,870 at December 31, 2007, comprise quotas in Fundo de Investimento Financeiro Multimercado Copesul (the company’s multiportfolio financial investment fund) and time deposits.

The Company maintains cash and cash equivalents sufficient to cover: (i) its working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in a few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

5 Marketable Securities

	Parent company		Consolidated

	2007	2006	2007	2006

Current assets
Public securities issued abroad		311,080		311,080
Investment fund	192,673	537,926	248,699	63,960
Subordinated quotas in investment fund in credit rights and others				38,851

	192,673	849,006	248,699	413,891

Long-term receivables
Investment fund	265,695		118,141
Subordinated quotas in investment fund in credit rights		46,612
Other	8,303	16,848	1,648	1,628

	273,998	63,460	119,789	1,628

Total	466,671	912,466	368,488	415,519

Braskem is the exclusive quotaholder of the investment fund stated as “Parent company”. The portfolio comprises time deposits at Banco Credit Suisse First Boston (“CSFB”).

6 Trade Accounts Receivable

	Parent company		Consolidated

	2007	2006	2007	2006

Customers
Domestic market	1,218,089	833,045	1,697,187	1,514,346
Foreign market	429,364	324,864	725,233	421,880
Discounted trade bills	(197,753)	(110,873)	(311,844)	(119,652)
Advances on bills of exchange delivered	(188,358)	(2)	(385,155)	(15,824)
Allowance for doubtful accounts	(160,217)	(103,474)	(186,518)	(153,350)

	1,101,125	943,560	1,538,903	1,647,400
Long-term receivables	(41,464)	(51,766)	(41,927)	(52,542)

Current assets	1,059,661	891,794	1,496,976	1,594,858

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights.

The Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of default of the customers.

Changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	2007	2006	2007	2006

At beginning of the year	103,474	72,945	153,350	87,259
Addition through merger of investment			45,246	15,525
Additions classified as selling expenses	28,377	78,993	44,113	99,293
Addition through merger of subsidiaries	54,741
Recovery of credits provided for	(26,375)	(48,464)	(31,255)	(48,615)
Write-off of bills considered non-collectable			(24,936)	(112)

At the end of the year	160,217	103,474	186,518	153,350

7 Inventories

	Parent company		Consolidated

	2007	2006	2007	2006

Finished products and work in process	829,111	870,257	1,152,137	986,949
Raw materials, production inputs and packaging	317,687	249,083	651,373	393,437
Warehouse (*)	291,605	298,779	401,722	344,566
Advances to suppliers	52,614	48,034	53,239	64,009
Imports in transit and other	19,166	16,758	47,928	17,555
Provision for adjustment to realization value	(19,213)	(16,089)	(19,337)	(16,295)

Total	1,490,970	1,466,822	2,287,062	1,790,221
Noncurrent assets (*)	(22,790)	(22,946)	(22,790)	(22,946)

Current assets	1,468,180	1,443,876	2,264,272	1,767,275

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to noncurrent assets.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties

(a)Parent company

	Balances

	2007	2006

Current assets

Cash and cash equivalents
Special Purpose Entity
FIQ Sol	258,768	395,230

Marketable securities
Special Purpose Entity
Fundo Parin	192,673	537,926

Accounts receivable
Subsidiaries and jointly-controlled entities
Braskem America	18,010	27,838
Braskem Argentina	1,909
Braskem Distribuidora	900
Braskem Europa	43,627
Braskem Inc.		10,054

Parent company (continued)

	Balances

	2007	2006

Cayman		13
CINAL	1,533	1,916
Copesul	18,916	2,440
Lantana		13,301
Politeno		25,177
Ipiranga Química	3,984
IPQ and subsidiaries	5,271
CETREL	41	70
Petroquímica Paulínia	4,622
Petroflex	24,280	21,426
Associated company
Borealis	10,742	2,798
Related parties
Construtora Norberto Odebrecht ("CNO")	6,304	7,687
Petrobras	54.718	48.741
Other	528

	195,385	161,461

Long-term receivables

Marketable securities
Special Purpose Entity
FIDC I		5,933
FIDC II		40,679
Fundo Parin	265,695

	265,695	46,612

Related parties
Subsidiaries and jointly-controlled entities
Braskem Distribuidora (current account)		126
Cayman (current account)		53
CINAL (current account)	9,806	2,390
Politeno (current account)		180,974
Tegal (current account)		4,859
Lantana (loan)	48
CETREL (Advance for future capital increase)		135
Petroquímica Paulínia (Advance for future capital increase)	10,365
Related parties
Petrobras (loan)	41,937	38,868
Other	2,448	1,903

	64,604	229,308

Parent company (continued)

	Balances

	2007	2006

Current liabilities

Suppliers
Subsidiaries and jointly-controlled entities
Braskem América		294
Braskem Argentina		2,101
Braskem Inc.	349
CINAL	169	1,596
Tegal		5,913
Copesul	35,319	508,262
IPQ	434
Politeno		1,996
CETREL	233	1,302
Related parties
CNO	17,521	6,666
Petrobras	558,976	604,758
Other		6,317

	613,001	1,139,205

Debentures
Related party
ODBPAR INV		1,130,752

		1,130,752

Long-term liabilities

Suppliers
Related party
Other		17,644

		17,644

Related parties
Subsidiaries
Braskem Importação (current account)		1,361
Braskem Participações (current account)		5,689
CINAL (current account)	1,680
Politeno Empreendimentos (current account)	15,109

	16,789	7,050

Parent company (continued)

	Transactions

	2007	2006

Sales of products and services
Subsidiaries and jointly-controlled entities
Braskem America	48,040	33,465
Braskem Argentina	7,464
Braskem Distribuidora	56,851
Braskem Europa	123,885
Braskem Inc.	61,349	41,218
Cayman		9,308
CINAL	118	1,003
IPQ	13,492
Ipiranga Química	19,354
Lantana	106,485	228,112
Politeno	295,367	993,769
Polialden		136,983
CETREL	147	1,320
Copesul	6,340	17,227
Petroflex	456,822	457,541
Associated company
Borealis	143,010	122,061
Related party
Petrobras	285,758	71,422

	1,624,482	2,113,429

Purchase of raw materials, services and utilities
Subsidiaries and jointly-controlled entities
Braskem Argentina		2,960
CINAL	10,495	29,505
Politeno	11,977	15,565
Tegal	13,208	20,005
Copesul	2,390,915	2,752,867
CETREL	22,001	24,256
Related parties
CNO	120,285	136,218
Petrobras	4,564,943	4,902,758
Other		295,167

	7,133,824	8,179,301

Parent company (continued)

	Balances

	2007	2006

Financial income (*)
Subsidiaries
Braskem America	(4,153)
Braskem Argentina	(470)
Braskem Distribuidora	249	10
Braskem Europa	(2,092)
Braskem Inc.	(3,249)
Cayman	(4)
CINAL	180	4
Copesul	23,945
Lantana	(3,237)
Petroflex	4,631	2,011
Politeno	6,692	7,325
Tegal	105	114
Related parties
Petrobras	3,352	3,371
Other	(369)
EPE's
Fundo Parin	(94,396)	25,544
FIQ Sol	30,431	37,027
FIDC I (wound-up in January 2007)		(2,441)
FIDC II	13,198	3,563

	(25,187)	76,528

Financial expenses
Subsidiaries
Braskem Argentina	(441)
Braskem Importação		179
Braskem Inc.	(730)
Braskem Participações		539
CINAL		89
Copesul	37,887	824
Politeno		143
Politeno Empreendimentos	1,104	65
Tegal	85	14
Related parties
ODBPAR INV		131,405
Petrobras	49,942
CNO		6,202
Other		9
EPE's
FIQ Sol		22,993
FIDC I		51,761

	87,847	214,223

(*) Includes exchange variances on accounts receivables, financial investment and loan agreements.

(b) Consolidated

	Balances

	2007	2006

Current assets

Accounts receivable
Subsidiaries and jointly-controlled entities
CETREL	19	32
Copesul		1,721
Petroflex	457,108	17,115
Associated company
Borealis	10,742	2,798
Related parties
CNO	6,304	7,687
IPQ (related party of Copesul in 2006)		4,564
Petrobras	54,909	49,657
Refinaria Alberto Pasqualini - REFAP S.A. (related party of Copesul)	26,184	1,161
Other	782	341

	556,048	85,076

Current assets
Other accounts payable
Jointly-controlled entity
CETREL	1,420

	1,420

Long-term receivables

Related parties
Jointly-controlled entity
Petroquímica Paulínia	4,146
Related parties
Petrobras	41,937	38,868
Other	2,448	1,865

	48,531	40,733

Current liabilities

Suppliers
Subsidiaries and jointly-controlled entities
CETREL	106	604
Copesul		358,523
Related parties
CNO	17,521	6,666
IPQ		986
Petrobras	579,242	615,759
REFAP S.A.		5,757
Other	2,601	9,589

	599,470	997,884

Consolidated (continued)

	Balances

	2007	2006

Debentures
Related party
ODBPAR INV		1,130,752

		1,130,752

Long-term liabilities

Suppliers
Related party
Other		17,644

		17,644

Related parties
Jointly-controlled entity
CETREL		1,983
Related party
Monsanto Nordeste S.A.		2,808

		4,791

Sales of goods sold and services rendered
Subsidiaries and jointly-controlled entities
Copesul		12,152
CETREL	67	612
Petroflex	336,277	365,488
Politeno		166,752
Associated company
Borealis	143,010	122,061
Related parties
Monsanto Nordeste S.A.	13,730	3,684
Petrobras	286,113	78,899
REFAP S.A.	543,163	22,767
IPQ		555,543
Other	1,708	2,474

	1,324,068	1,330,432

Consolidated (continued)

	Balances

	2007	2006

Purchases of raw materials, services and utilities
Subsidiary company
Copesul	472,902	1,941,845
Jointly-controlled entity
CETREL	10,001	11,253
Related parties
CNO	120,285	136,218
IPQ		5,735
Petrobras	5,713,067	5,390,504
Petroquímica União S.A.		22,881
REFAP S.A.	1,654,220	264,904
Other		298,095

	7,970,475	8,071,435

Financial income
Related parties
IPQ		175
Petrobras	3,352	3,371
Petroflex		1,606

	3,352	5,152

Financial expenses
Related parties
Copesul		824
IPQ		57
Petrobras	49,942	6,202
Odebrecht	74,825	131,405
Other		9

	124,767	138,497

“Trade accounts receivable” and “Accounts payable to Suppliers” include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

Borealis / Cayman / Lantana / Braskem America/Braskem Europa/ Braskem Argentina / Braskem Distribuidora	Thermoplastic resins
Braskem Inc.	Basic petrochemicals
Politeno	Ethylene and utilities
Petroflex	Butadiene
Petrobras	Gasoline
Ipiranga Química / IPQ	Basic petrochemicals/Thermoplastic resins

Purchases of Braskem:

Company	Products/inputs/services

CINAL / CETREL	Utilities, treatment and incineration of waste
Copesul	Etthylene, propane and utilities
Petrobras	Naphtha
CNO	Construction and maintenance services

These transactions are carried out at normal market prices and conditions, considering (i) for purchase and sale of ethylene, international market prices, (ii) for purchases of naphtha from Petrobras, the European market prices, and (iii) for sales to foreign subsidiaries, above a 180 day term, longer than terms offered to other customers. During 2007, the Company also imported naphtha at a volume equal to 27 % of its consumption (2006 – 25%).

Related parties include intercompany current account balances, remunerated at 100% of CDI. The purpose of these current accounts is to apply daily financial funds available under a single pool to settle the account holders’ obligations. Account holders include the Company and its direct and indirect subsidiaries in Brazil.

9 Taxes Recoverable

	Parent company		Consolidated

	2007	2006	2007	2006

Excise tax (IPI) (regular transactions	16,809	61,040	23,665	63,014
Value-added Tax on Sales and Services (ICMS)	897,375	675,428	1,106,541	936,333
Employees’ profit participation program (PIS) and social contribution on billings (Cofins)	44,773	105,577	93,497	118,495
Social security fund (Finsocial )		11,813		12,070
PIS – Decrees-Law 2445 and 2449/88	55,194	55,194	55,194	61,971
Income and social contribution taxes	23,644	37,193	66,721	56,863
Tax on net income – ILL			55,834	17,411
Other	65,507	88,602	83,867	95,027

Total	1,103,302	1,034,847	1,485,319	1,361,184
Current assets	(170,650)	(336,350)	(310,311)	(408,082)

Noncurrent assets	932,652	698,497	1,175,008	953,102

(a) IPI

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing entitlement to the IPI tax credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of merged company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This STF determination confirmed such entitlement to IPI credits on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits. This lawsuit was filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses only a remote risk of changes in the OPP Química-friendly decision, although the STF itself has revisited this matter on the merits in a similar lawsuit lodged by another taxpayer.

In light of those aspects referring to the extent of the agravo regimental, OPP Química posted these tax credits at R$ 1,030,125 in December 2002, which was offset by the Company with IPI itself and other federal tax debts. Such credits were used up in 1Q05.

During 2006 and 2007, the Federal Revenue Office issued several infraction notices (autos de infração) against the Company solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company, also demanding the tax payments offset by the Company with the tax credits posted as from December 2002. Further, the Federal Revenue Office rejected approximately 200 applications for offsetting of these credits with federal taxes payable by the Company. The Company disputed these rejections at administrative and judicial levels, and the likelihood of a favorable outcome for these disputes is viewed as probable by the Company’s outside legal advisors.

The tax credits used up by the Company (updated at the SELIC benchmark rate until December 2007) come to R$ 2,506,923. Out of these credits, the sundry collection proceedings referred to above have reached R$ 2,263,519 to date, plus fines in the overall amount of R$ 731,042. The Company’s outside legal advisors believe that such fines are undue by any means.

In a judgment session held on December 11, 2007, the STF First Panel granted the agravo regimental on the argument that the extraordinary appeal should be entertained by said Panel again, thus voiding the erstwhile STF ruling. Such STF determination, containing the opinions and arguments of STF justices who took part in the judgment, has not been published to date. Braskem is poised to appeal after such publication occurs.

All things considered, and in view of its belief that the new STF determination should be limited to procedural aspects only, Braskem (in reliance on the opinion of its legal advisors) still defends the final and conclusive nature of said decision allowing it to use IPI tax credits deriving from acquisition of raw materials that are either tax-exempt or else taxed at a zero rate. In addition, Braskem believes that the new STF judgment on the extraordinary appeal should focus only on the subject matter of the agravo regimental (which means that the STF should not longer deliberate on entitlement to IPI tax credits themselves, as discussions over such specific matter are precluded in this case).

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

(b) ICMS

The Company has accrued ICMS tax credits during the latest fiscal years, basically on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

The Company’s Management has given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. Management’s actions comprise, among others:

  Obtaining from the Rio Grande do Sul state authorities an authorization for transfer of these credits to third parties, backed by Agreement TSC 036 of 2006 (published in the Official Gazette on October 19, 2006).

  Obtaining from the Bahia state authorities a greater reduction (from 40% to 60%) in the tax base of ICMS levied on imported petrochemical naphtha, as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 9681 of 2005).

  Increasing the ICMS tax base (from 40% to 100%) in connection with the sale of fuels to refiner, as per article 347 of the Bahia State ICMS Regulations.

  Replacing the exports of co-products by domestic market transactions.

  Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

The Company ICMS credit balance at December 31, 2007 includes R$ 248,064, arising from merged companies Politeno and Tegal. On a consolidated basis, the increase in the credit balance is mainly attributable to the addition of Grupo Ipiranga assets, with credit balances of R$ 135,077.

Considering the Company’s management projection over the term for realization of those credits, at December 31, 2007, the amounts of R$ 765,454 and R$ 865,086, for parent company and consolidated, respectively, were recorded as noncurrent assets (2006 - parent company - R$ 539,033 / consolidated - R$ 596,640).

(c) ILL

This refers to a credit on Tax on Net Income (ILL) paid by subsidiary Copesul between 1989 and 1991, as this tax was considered unconstitutional under the Federal Senate Resolution 82 of November 18, 1996. Copesul has taken measures at the administrative level to offset this credit against other taxes.

10 Deposits in Court and Compulsory Loan – Long-term Receivables

	Parent company		Consolidated

	2007	2006	2007	2006

Deposits in court
Tax claims	54,862	16,268	63,626	29,713
Labor and other claims	22,589	35,362	23,597	41,254
Compulsory loan
Eletrobrás	18,980	18,980	20,431	19,549

	96,431	70,610	107,654	90,516

11 Investments

(a) Information on investments

	Number of shares or quotas held (thousands)

						Interest in total capital		Interest in voting capital
	2007				2006	(%)		(%)

	Common shares	Pref. shares	Quotas	Total	Total	2007	2006	2007	2006

Subsidiaries
Braskem America (i)	40			40	40	100.00	100.00	100.00	100.00
Braskem Argentina (i)			19,600	19,600	19,600	98.00	98.00	98.00	98.00
Braskem Inc.	40,095			40,095	40,095	100.00	100.00	100.00	100.00
Braskem Participações	6,500,000			6,500,000	6,500,000	100.00	100.00	100.00	100.00
Braskem Distribuidora			32,332	32,332	31,649	100.00	100.00	100.00	100.00
Braskem Europa (i)			3,838	3,838	500	100.00	100.00	100.00	100.00
CINAL	92,587			92,587	92,587	100.00	100.00	100.00	100.00
CPP (vi)					8,465		79.70		79.70
Copesul (xi)	44,255			44,255		39.19		39.19
Politeno (ii)					63,612,714		96.16		100.00
Politeno Empreendimentos (xii)			24	24		99.99		99.99
Tegal (iii)					23,157		95.83		95.83

Jointly-controlled entities
CETREL	745			745	730	49.89	49.03	49.89	49.03
CODEVERDE	9,894			9,894	9,755	35.53	35.55	35.53	35.55
Copesul (xi)					44,255		29.46		29.46
Petroflex (ix)	7,932	3,868		11,800	7,080	33.53	20.12	33.57	20.14
Petroquímica Paulínia	105,000			105,000	67,582	60.00	60.00	60.00	60.00

	Number of shares or quotas held (thousands)

						Interest in total capital		Interest in voting capital
				2007	2006		(%)		(%)

	Common shares	Pref. shares	Quotas	Total	Total	2007	2006	2007	2006

Associated companies
Borealis	18,949			18,949	18,949	20.00	20.00	20.00	20.00
Rionil (iv)					3,061		33.33		33.33
Sansuy			271	271	271	20.00	20.00	20.00	20.00

Information on investments of
subsidiaries

Braskem Distribuidora
Braskem Argentina (i)			400	400	400	2.00	2.00	2.00	2.00
Braskem Importação			252,818	252,818	252,818	100.00	100.00	100.00	100.00
Cayman (viii)	900			900	900	100.00	100.00	100.00	100.00

Braskem Inc.
Lantana (v)	5			5		100.00		100.00

Cayman
Overseas () / (x)					1		100.00		100.00
Lantana (v)					5		100.00		100.00

CINAL
CETREL	70			70	68	4.66	4.58	4.66	4.58

Politeno
Politeno Empreendimentos (xii)					24		99.99		99.99

Politeno Empreendimentos (xii)
Santeno (vii)					2,966		99.99		99.99

(i)	Number of shares or quotas expressed in units.
(ii)	Investment merged in April 2007 (Note 1(c)).
(iii)	Investment merged in July 2007 (Note 1(c)).
(iv)	Investment sold in September 2007.
(v)	Investment sold to Braskem Inc in August 2007.
(vi)	Company merged into Petroquímica Paulínia in November 2007.
(vii)	Investment sold in December 2007.
(viii)	Company being wound-up.
(ix)	Investment being sold (Note 1(c)).
(x)	Company wound-up in January 2007.
(xi)	Investment controlled by Braskem as from April 2007 (Note 1(c)).
(xii)	Direct subsidiary of Braskem after the merger of Politeno in April 2007 (Note 1(c)).

	Adjusted net income (loss) for the year		Adjusted shareholders’ equity (negative equity)

	2007	2006	2007	2006

Subsidiaries
Braskem America	509	879	4,829	5,668
Braskem Argentina	(1,424)	2,069	351	2,209
Braskem Europa	16	(139)	9,813	1,217
Braskem Inc.	(9,919)	(58,386)	34,414	53,512
Braskem Participações	(5,726)	1,189	16,023	21,749
Braskem Distribuidora	(17,741)	22,544	89,017	99,932
CINAL	1,146	2,209	25,928	24,782
Copesul	553,796		1,250,505
CPP (iv)				10,621
Politeno (i)	(169)	13,678		495,447
Politeno Empreendimentos	1,256		15,441
Tegal (i)	(118)	(1,562)		14,143

	Adjusted net income (loss) for the year		Adjusted shareholders’ equity (negative equity)

	2007	2006	2007	2006

Jointly-controlled entities
CETREL	12,751	10,188	127,702	109,474
CODEVERDE			45,345	43,887
Copesul		615,185		1,300,160
Petroflex	75,757	26,045	375,547	306,817
Petroquímica Paulínia			241,823	130,138

Associated companies
Borealis (iii)	11,372	13,725	119,267	117,906
Rionil (ii)	271	254		6,070
Sansuy (iii)	(5,504)	(10,214)	(30,866)	(25,359)

Information on investments of subsidiaries
Braskem Distribuidora
Braskem Argentina	(1,424)	2,069	351	2,209
Braskem Importação	(466)	147	60	526
Cayman	(4,589)	25,625		5,539
Cayman
Lantana		(165,067)		(202,973)
Overseas		186,404
Braskem Inc
Lantana	183,704		15,544
CINAL
CETREL	15,238	10,188	127,702	109,474
Politeno
Politeno Empreendimentos		930		14,185
Politeno Empreendimentos
Santeno (ii)	108	287		1,693

(i)	Results determined up to the merger date.
(ii)	Results determined up to the disposal date.
(iii)	Results and shareholders’ equity determined up to November 2007.
(iv)	This company was at a pre-operating stage and was merged into Petroquímica Paulínia in November 2007.

Dividends and interest on capital proposed

	2007	2006

Subsidiaries and jointly-controlled entities
Copesul	131,527	556,311
Petroflex	4,631	2,362
Politeno		12,951

Associated companies
Borealis		2,000

(b) Investment changes in subsidiaries, jointly-controlled entities and associated companies

	Subsidiaries and jointly-controlled entities

	2007

	Braskem Distribuidora	Braskem America	Braskem Inc.	Braskem Participações	Braskem Europa	CETREL	CINAL	COPESUL (iv)

At January 1	99,932	5,668	53,512	21,749	1,217	65,534	16,051	541,812
Addition through purchase of shares/merger (i)						1,330
Addition through capital increase	6,826				8,733
Write-off through disposal/ merger
Dividends/interest on own capital								(44.790)
Equity in income of subsidiaries and associated companies	(17,741)	55	(9,919)	(5,726)	(21)	7,561	1,146	156,466
Recording of goodwill (negative goodwill)						368
Amortization of (goodwill) negative goodwill						(1,565)		(32,275)
Exchange variation on foreign investment		(894)	(9,179)		(116)
Transfer of goodwill on merger (ii)
Other						1,145		(13,621)

At December 31	89,017	4,829	34,414	16,023	9,813	74,373	17,197	607,592

	Subsidiaries and jointly-controlled entities

	2007						2006

	Petroquímica Paulínia	Petroflex (iii)	Politeno	Tegal	Outros	Total	Total

At January 1	78,082	61,117	837,867	13,553	17,232	1,813,326	2,024,713
Addition through purchase of shares/merger (i)		49,346		608	14,703	65,987	331,023
Addition through capital increase	67,012				(9,343)	73,228	74,958
Write-off through disposal/merger			(478,286)	(14,024)	(8,465)	(500,775)	(287,489)
Transfer to current assets		(139,221)				(139,221)
Dividends/interest on capital						(44,790)	(173,970)
Equity in income of subsidiary and associated companies		17,277	(152)	(137)	(87)	148,722	170,940
Recording of goodwill (negative goodwill)		11,676	26,824	498	10,224	49,590	82,705
Amortization of (goodwill) negative goodwill		(293)	(15,187)	(498)	(191)	(50,009)	(61,648)
Exchange variation on foreign investment					(424)	(10,613)	(10,990)
Transfer of goodwill on merger (ii)			(371,066)			(371,066)	(337,328)
Other		98			(971)	(13,349)	412

At December 31	145,094				22,678	1,021,030	1,813,326

(i)	Additions through merger mainly arise from the corporate restructuring described in Note 1(c).
(ii)	Goodwill on the merger of Politeno transferred from investments to deferred charges pursuant to CVM Instruction 319/99.
(iii)	In November 2007, with the execution of the sale agreement of Petroflex shares, the investment balance was transferred to “Disposal of investments” in Current assets, where any changes with respect to this investment will be recorded until the actual share transfer date. In December, equity in the earnings of this company amounted to R$ 2,320, while interest on capital totaled R$ 4,631.

(iv)	Equity in the results of Copesul excludes income from the sale of products which are still in Braskem’s inventories, in the amount of R$ 8,980.

	Associated companies

	2007			2006

	Borealis	Rionil	Total	Total

At January 1	23,581	2,023	25,604	25,761
Equity in income	2,272	(106)	2,166	1,843
Write-off through sale		(1,917)	(1,917)
Dividends	(2,000)		(2,000)	(2,000)

At December 31	23,853		23,853	25,604

Goodwill (negative goodwill) underlying the investments

	Parent company

	2007						2006

	CETREL (i)	CINAL	Copesul (ii)	Politeno	Other	Total	Total

Cost of goodwill	15,990		309,121	598,881	25,317	949,309	1,410,392
(-) Accumulated amortization	(5,328)		(182,622)	(227,815)	(3,899)	(419,664)	(543,001)
Transfer through merger				(371,066)		(371,066)	(337,328)
Negative goodwill value		(8,731)			(2,115)	(10,846)	(10,845)

Goodwill (negative goodwill), net	10,662	(8,731)	126,499		19,303	147,733	519,218

(i) Goodwill based on the appreciation of property, plant and equipment, and amortized up to 2015.
(ii) Goodwill based on future profitability, amortized up to 2011.

In the consolidated financial statements, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

(c) Advance for acquisition of investments

This balance comprises expenses with the acquisition of the Ipiranga Group petrochemical assets, as mentioned in Note 1(c). The acquisition of RPI, DPPI and CBPI shares was carried out in three steps, as follows:

  In April 2007, common and preferred shares held by the controlling shareholders of the Ipiranga Group. In this connection, Braskem made a advance of R$ 651,928 to Ultrapar. In accordance with the shareholders’ agreement entered into with Ultrapar and Petrobras, as from the date of this purchase, Braskem took over management of the Ipiranga Group petrochemical assets. In its quality of new controller of these assets, in April 2007 the Company started to fully consolidate Ipiranga Química, IPQ and Copesul, considering its 13.40% interest in the total capital of Ipiranga Química.

  In October and November 2007, common and preferred shares held by minority shareholders of RPI, DPPI and CBPI were purchased, as required by the Brazilian corporate law. For this acquisition, Braskem made to Ultrapar an advance of R$ 203,713, and recorded a 17.87% interest in the total capital of Ipiranga Química for purposes of consolidating these assets.

  In December 2007, Ultrapar merged the preferred shares owned by minority shareholders in the acquired companies, thus holding 100% of the shares in RPI, DPPI and CBPI. Upon completion of this stage, the Company recorded the last installment to be assigned to Ultrapar, in the amount of R$ 633,488, to be disbursed when the Company receives the Ipiranga Química shares from Ultrapar, which is scheduled to occur by the end of February 2008. This installment has been added to the advance for acquisition of investment line against to “Creditors on acquisition of investments”. Following the accounting recognition of this stage of the acquisition process, the Company records a 60% interest in the total capital of Ipiranga Química for purposes of equity accounting and consolidation of these assets.

Further to the amounts allocated to the purchase of shares, the Company considered as part of the investment cost those expenses directly associated with the process and which amount to R$ 22,022 up to December 2007. Taking into consideration all disbursements already made, in December 2007 the Company recorded goodwill of R$ 1,050,905, based on the appreciation of property, plant and equipment.

Between April and December 2007, the Company recorded R$ 30,732 as equity in the earnings of Ipiranga Química. During the same period, the amount of R$ 22,919 was taken to income as realization of goodwill underlying this acquisition.

(d) Information on the main investees with operating activities

Copesul

Copesul is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products, as well as the provision of various services to the Triunfo Petrochemical Complex companies in the State of Rio Grande do Sul, and management of logistic services related to its waterway and terrestrial terminals.

On December 6, 2007, Copesul decreased its capital by R$ 358,360, as a result of the merger of EDSP58 (Note 1(c)).

Ipiranga Química

This company engages in the distribution, sale and processing of solvents derived from oil and petrochemical industries, the distribution of sale of process oils, other inputs and oil derivatives, intermediary chemicals, polymers and special chemicals. Ipiranga Química holds 100% of IPQ capital, a company engaged in the production and sale of polyethylene and polypropylene.

Polialden

Polialden, merged on May 31, 2006 (Note 1(c)), was active in the manufacture, processing, marketing, import and export, as well as all other activities associated with the production or sale of high density polyethylene and other chemicals and petrochemicals. The main raw material of its products was ethylene supplied by Braskem. Polialden operated an industrial unit in Camaçari, State of Bahia.

Politeno

Politeno, merged on April 2, 2007 (Note 1(c)), was engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products was ethylene, which was supplied by Braskem. Politeno operated an industrial plant in Camaçari - Bahia.

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

CINAL

To July 2006, CINAL was engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorine chemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organ chlorine waste for the companies located in the mentioned Industrial Nucleus. In July 2006, the assets associated with the production of steam, industrial water and other industrial inputs were spun-off and merged into the Company (Note 1(c)).

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which is responsible for the implementation and operation of a new polypropylene unit under construction at Paulínia – São Paulo, using as raw material polymer-grade propylene supplied by Petrobras and last generation technology owned by Braskem. Start-up of this venture is scheduled for the first half of 2008.

12 Property, Plant and Equipment and Intangible Assets

	Parent company				Consolidated

									Average
									annual
	2007			2006	2007			2006	depreciation/

		Accumulated				Accumulated			amortization
		depreciation/				depreciation/			Rates
	Cost	amortization	Net	Net	Cost	amortization	Net	Net	(%)

Property, plant and equipment

Land	26,221		26,221	21,267	74,977		74,977	61,341
Buildings and improvements	1,010,643	(467,008)	543,635	507,467	1,317,497	(586,826)	730,671	592,103	2.7
Machinery, equipment and facilities	8,582,743	(4,015,653)	4,567,090	3,900,880	12,991,741	(7,377,554)	5,614,187	4,296,875	5.9
Mines and wells	8,536	(4,624)	3,912	4,626	9,609	(5,389)	4,220	4,815	10.6
Furniture and fixtures	64,875	(40,557)	24,318	9,628	79,650	(50,650)	29,000	16,441	10.0
IT equipment	85,202	(63,706)	21,496	13,404	142,640	(103,274)	39,366	21,846	20.0
Maintenance stoppages in progress	75,566		75,566	77,843	95,502		95,502	77,843
Projects in progress	971,996		971,996	1,271,773	1,599,305		1,599,305	1,419,215
Capitalized interest on projects in progress	47,231		47,231	104,566	57,952		57,952	104,566
Other	173,373	(63,153)	110,220	82,676	250,032	(91,133)	158,899	93,654	16.0

	11,046,386	(4,654,701)	6,391,685	5,994,130	16,618,905	(8,214,826)	8,404,079	6,688,699

Intangíble assets

Trademarks and patents	512	(506)	6	12	607	(573)	34	177	10.0
Technology	34,491	(25,638)	8,853	13,758	35,134	(25,638)	9,496	13,758	12.3
Rights of use	197,445	(47,082)	150,363	115,356	215,564	(52,676)	162,888	115,515	19.8

	232,448	(73,226)	159,222	129,126	251,305	(78,887)	172,418	129,450

Projects in progress relate mainly to projects for expansion of the industrial units capacities, operating improvements to increase the useful lives of machinery and equipment, excellence projects in maintenance and production, as well as programs in the areas of health, technology and security.

At December 31, 2007, property, plant and equipment includes the appreciation, in the form of goodwill arising from the merger of subsidiaries, in conformity with CVM Instruction 247/99, in the net amount of R$ 765,747 (2006 - R$ 819,754)

As of January 2006, in accordance with CVM/SNC/SEP circular-Letter 1/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such expenses, which arise from the partial or full production stoppage, occur at scheduled periods at intervals from two to six years and are amortized in production cost until the beginning of the next maintenance shutdown.

Also because of the adoption of the above mentioned Circular-Letter, in the first quarter of 2006, the Company recorded additional depreciation of machinery and equipment in the amount of R$ 164,890. As this is a change in accounting criterion and depreciation in relation to years prior to 2006, this amount was recorded in Shareholders’ equity, in the retained earnings/accumulated losses, as required by the Circular-Letter and article 186 of the Brazilian corporate law.

Changes in property, plant and equipment and intangible assets

	Parent company		Consolidated

	2007	2006	2007	2006

At beginning of the year	6,123,256	5,703,457	6,818,149	6.392,756
(+) Additions	812,392	910,166	1,396,044	1,056,547
(-) Sales	(16,457)	(185,304)	(16,457)	(169,247)
(-) Transfers	(13,204)		(14,309)
(+) Corporate changes*	176,934	133,154	1,173,044	89,140
(-) Depreciation / amortization	(532,014)	(438,217)	(779,859)	(551,047)
(+) Exchange variation			(115)

Balance at the end of the year	6,550,907	6,123,256	8,576,497	6,818,149

* Includes mergers of companies, opening balances of merged companies as from the acquisition date, and write-off through deconsolidation of company being disposed of (Note 1(c)).

13 Deferred Charges

	Parent company				Consolidated

	2007			2006	2007			2006	Average

									annual
									amortization
		Accumulated				Accumulated			rates
	Cost	amortization	Net	Net	Cost	amortization	Net	Net	(%)

Organization and system implementation expenses	256,470	(171,240)	85,230	117,465	300,910	(192,181)	108,729	133,926	17.9
Expenditures for structured transactions	287,776	(191,535)	96,241	144,609	320,749	(219,566)	101,183	158,677	14.7
Goodwill on merged/ consolidated investments (i)	2,300,715	(1,146,424)	1,154,291	1,017,073	3,554,776	(1,150,022)	2,404,754	1,531,020	11.3
Pre-operating and other expenses	75,175	(37,427)	37,748	46,139	215,771	(143,507)	72,264	67,622	9.8

	2,920,136	(1,546,626)	1,373,510	1,325,286	4,392,206	(1,705,276)	2,686,930	1,891,245

(i) Goodwill on merged or consolidated investments is based on future profitability and amortized in up to 10 years, according to appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 319/99.

Changes in deferred charges

	Parent company		Consolidated

	2007	2006	2007	2006

At beginning of the year	1,325,286	1,486,879	1,891,245	2,231,785
(+) Additions	72,862	35,213	1,149,230	40,312
(-) Sales	(4,328)		(4,328)
(-) Transfers	13,204		14,309
(+) Corporate changes	371,161	178,909	60,156	7,842
(-) Amortization	(404,675)	(375,715)	(419,169)	(388,694)
Exchange variation			(4,513)

At the end of the year	1,373,510	1,325,286	2,686,930	1,891,245

14 Loans and Financing

				Parent
				company

		Annual financial charges	2007	2006

Foreign currency

Advances on exchange contracts	2007	US$ exchange variation + average interest of 5.45%	1,293

Eurobonds		Note 14(b)	1,845,627	2,218,789

Export prepayment		Note 14(c)	1,137,960	312,457

Medium – Term Notes		Note 14(d)	632,567	763,523

Raw material financing	2007/2006	YEN exchange variation + fixed interest of 6.70%	383	1,302
	2007	US$ exchange variation + average interest of 6.76%	18,293
	2006	US$ exchange variation + average interest of 5.73%		3,397
	2007	EUR exchange variation + average interest of 4.68%	1,671

Permanent asset financing	2006	US$ exchange variation + interest of 9.73%		8,022
	2006	US$ exchange variation + fixed interest of 7.14%		613

BNDES	2007	Average fixed interest of 9.97% + post-fixed restatement (UMBNDES) (i)	30,370
	2006	Average fixed interest of 10.00% + post-fixed restatement (UMBNDES) (i)		39,558

Working capital	2007	US$ exchange variation + average interest of 7.94%	366,906
	2006	US$ exchange variation + average interest of 8.10%		168,678
	2006	US$ exchange variation + interest of 6.91%		3,988
Local currency

BNDES	2007	Average fixed interest of 3.78% +TJLP	301,057
	2006	Average fixed interest of 4.00% +TJLP		263,248

BNB	2007	Fixed interest of 9.78%	156,351
	2006	Fixed interest of 11.81%		125,273

FINEP	2007	TJLP	64,302
	2006	US$ exchange variation + post-fixed restatement (TJLP)		76,630

Project financing (NEXI)	2007/2006	YEN exchange variation + interest of 0.95% above TIBOR	231,190	281,883

Total			4,787,970	4,267,361
Current liabilities			(416,577)	(675,674)

Long-term liabilities			4,371,393	3,591,687

				Consolidated

		Annual financial charges	2007	2006

Foreign currency

Eurobonds		Note 14(b)	1,401,196	1,715,792

Advance on exchange contracts	2007	US$ exchange variation + average interest of 5.65%	28,251
	2006	US$ exchange variation + interest of 5.60%aa or fixed interest of 7.11%		63,013

Export prepayments		Note 14(c)	1,623,294	324,899

Medium - Term Notes		Note 14(d)	632,567	763,523

Raw material financing	2007/2006	YEN exchange variation + fixed interest of 6.70%	383	1,302
	2007	US$ exchange variation + average interest of 6.76%	18,292
	2006	US$ exchange variation + average interest of 5.73%		20,870
	2007	EUR exchange variation + average interest of 4.68%	1,671
	2006	EUR exchange variation + average interest of 2.0% above 6-month LIBOR		1,799

Permanent assets financing	2007	US$ exchange variation + 1.60%aa annual LIBOR	37,874
	2007	US$ exchange variation + 0.35%aa 4-month LIBOR	1,701,848
	2006	US$ exchange variation + fixed interest of 7.14%		613
	2006	US$ exchange variation + interest of 9.73%		8,832

BNDES	2007	Average fixed interest of 9.70%aa + post-fixed restatement (UMBNDES)	44,831
	2006	Fixed interest of 10.00%+ post-fixed restatement (UMBNDES)		40,934
	2006	US$ exchange variation + average interest of 8.70%		3,120

Working capital	2007	US$ exchange variation + average interest of 7.83%	388,197
	2006	US$ exchange variation + interest of 8.10%		168,678
	2006	US$ exchange variation + average interest of 6.91%		3,988
Local currency

Working capital	2007	102% of CDI	128,852
	2006	Fixed interest of 13.42% + post-fixed restatement (CDI)		6,689

Investment funds in credit rights	2006	Note 14(f)		422,288

FINAME	2007	Average interest of 4.44% + TJLP	7,008
	2006	Average interest of 7.50% + TJLP		12,955

BNDES	2007	Average fixed interest of 3.45% +TJLP	667,465
	2006	Average fixed interest of 3.94% to 4.00% +TJLP		345,977

BNB	2007	Fixed interest of 9.88%	165,854
	2006	Fixed interest of 11.81%		135,004

FINEP	2007	Post-fixed restatement (TJLP)	64,301
	2006	US$ exchange variation + post-fixed restatement (TJLP)		83,648

Project financing (NEXI)	2007/2006	YEN exchange variation + interest of 0.95% above TIBOR	231,190	281,883

Vendor	2007/2006	Average interest of 11.55%	327,224	183,885

Total			7,470,298	4,589,692
Current liabilities			(1,068,351)	(653,898)

Long-term liabilities			6,401,947	3,935,794

(i) UMBNDES = BNDES monetary unit.

(a) Investment financing

In April 2007, the Company completed negotiations to obtain a bridge loan of up to US$ 1.2 billion to finance the acquisition of the Ipiranga Group petrochemical assets and delist Copesul. Amounts draw down by the Company until December 31, 2007, plus charges, total R$ 861,022, and are stated as “Export prepayments” (Note 14 (c)). On a consolidated basis, this amount, plus the portion released to subsidiary EDSP58, is recorded in “Permanent assets financing” and amount to R$ 1,701,848.

(b) Eurobonds

In April 2006, the Company completed the issue of US$ 200,000 thousand perpetual bonds, at annual interest of 9.00% . The bonds are redeemable at the option of the Company in 360 months, and quarterly as from 2011. Funds raised were used for working capital purposes and acquisition of Politeno shares.

In September 2006, the Company approved the issue of US$ 275.000 thousand Bonds, with 8% coupon and maturity in ten years. Funds raised were used mainly for the partial repurchase of Medium-Term Notes (“MTN”) of the 3rd tranche (Note 14(d)).

In June 2007, the Company renegotiated the interest rate of bonds issued in June 1997, which went from 9.00% to 8.25% p.a., while maturity was postponed from 2007 to 2024.

Composition of transactions:

				Parent company		Consolidated

	Issue
	amount
	US$		Interest
Issue date	thousand	Maturity	(% p.a.)	2007	2006	2007	2006

Jun/1997	150,000	Jun/2024	8.25	265,999	321,101		321,101
Jul/1997	250,000	Jun/2015	9.38	446,169	538,537	267,737	35,540
Jun/2005	150,000	None	9.75	266,764	321,990	266,764	321,990
Apr/2006	200,000	None	9.00	360,536	435,175	360,536	435,175
Sep/2006	275,000	Jan/2017	8.00	506,159	601,986	506,159	601,986

				1,845,627	2,218,789	1,401,196	1,715,792

(c) Export prepayment

In April 2007, aiming at restructuring its indebtedness, the Company settled in advance the prepayment agreement in the amount of US$ 200,000 thousand, with stated maturity in June 2009, by obtaining a new prepayment in the amount of US$ 150,000 thousand, maturing in April 2014.

In April and October 2007, the Company raised US$ 330,000 thousand and US$ 150,000 thousand, respectively, to finance the acquisition of the Ipiranga Group petrochemical assets (Note 14(a)).

Composition of transactions:

	Initial
	amount			Parent company		Consolidated

	US$
Date	thousand	Settlementdate	Charges (% p.a.)	2007	2006	2007	2006

Jun/2004	200,000	Jun/2009	1.45 + 6-month LIBOR		268,160		268,160
Jan/2005	45,000	Jan/2008	1.55 + 3-month LIBOR	7,326	44,297	7,326	44,297
May/2006	392	Jun/2008	US$ exchange variation+ average interest of 5.41			962
May/2006	10,000	May/2009	US$ exchange variation + average interest of 5.33			17,848
May/2006	20,000	Jan/2010	US$ exchange variation + average interest of 5.19			37,524
Apr/2007	150,000	Apr/2014	0.77 + 6-month LIBOR	269,612		269,612
Apr/2007	330,000	Apr/2009	0,35 + 4-month LIBOR	591,946
Oct/2007	150,000	Oct/2014	1.50 + 4-month LIBOR	269,076			12,442
Oct/2007	312,525	Oct/2014	1.50 + 4-month LIBOR			562,339
Jul/2006	435,000	Aug/2011	US$ exchange variation +interest of 6.56			727,683

				1,137,960	312,457	1,623,294	324,899

(d) Medium-Term Note ("MTN") Program

To restructure its debt, in September 2006, the Company repurchased part of the notes of the 3rd tranche, in the amount of US$ 184,600 thousand, corresponding to 67% of the original issue. In addition to the principal, note holders were paid the amount relating to due and not yet due interest, brought to present value.

Composition of transactions:
					Parent company and
					consolidated

	Amount
Issue	US$ thousand	Issue date	Maturity	Interest (%p.a.)	2007	2006

3rd tranche	275,000	Nov/2003	Nov/2008	12.50	163,644	197,522
4th tranche	250,000	Jan/2004	Jan/2014	11.75	468,923	566,001

					632,567	763,523

(e) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal is payable in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 22), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI for the tranche drawn down in March, and 104.29% and 103.98% of CDI for the tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results, under monetary variation of financing (Note 23).

(f) Investment fund in credit rights

This financing arises from the consolidation of investment funds in credit rights (“FIDC”), named Chemical and Chemical II. FIDC raise funds by selling senior quotas, the remuneration of which is linked to the variation of CDI. FIDC’s charter also provide for the issue of subordinated quotas in order to maintain the respective asset balance. These quotas are remunerated in accordance with the funds profitability. At December 31, 2006, the subordinated quotas in these FIDCs were owned by the Company.

In December 2006, the Chemical fund redeemed its senior quotas and their remuneration was 113.5% of CDI.

The Chemical II fund issued the first tranche of senior quotas in December 2005, remunerated at 103.75% of CDI and redemption anticipated for December 2008. The subordinated quotas held by the Company were sold in the quarter ended March 2007. At December 31, 2006, the balance of these quotas amounted to R$ 401,834.

(g) Repayment schedule

Long-term loans mature as follows:

		2007

	Parent company	Consolidated

2009	772,409	2,593,682
2010	181,674	378,680
2011	143,362	304,609
2012	57,698	329,059
2013 and thereafter	3,216,250	2,795,917

	4,371,393	6,401,947

(h) Guarantees

The Company and its subsidiaries Copesul and IPQ have provided securities for short- and long-term financing, as stated below:

Braskem

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

BNB	Jan/2016	156,351	156,351	Mortgage, machinery & equipment
BNDES	Nov/2012	331,427	331,427	Mortgage, machinery & equipment
NEXI	Mar/2012	154,477	231,190	Insurance premium
FINEP	Mar/2012	64,301	64,301	Mortgage and surety bond
Prepayments	Apr/2014	276,937	1,137,960	Mortgage and surety bond
Other institutions	Nov/2007 to Dec/2012	20,347	388,546	Surety/endorsement and promissory notes

	Total	1,003,840	2,309,775

At December 31, 2007, the Company is the direct financing guarantor of the jointly-controlled entity Petroflex for R$ 8,585 (2006 - R$ 6,406), corresponding to 40% of Petroflex’ debt with BNDES.

In December 2006, the Company, together with Petrobras Química S.A. – Petroquisa, entered into a supporting agreement with BNDES, under which Braskem and Petroquisa undertake to provide, in proportion to their respective interests in the capital of Petroquímica Paulínia, the required funds to meet any insufficiencies arising from delinquency on the part of this company. Accordingly, the Company may be required to make disbursements to Petroquímica Paulinia of up to R$ 339,720, as capital contribution or loan.

These amounts correspond to the maximum amount of potential future repayments (not discounted) that the Company may be required to make.

Copesul

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

Prepayments	Jan/2010	56,335	56,335	Promissory note
BNDES	Jan/2014	407,926	144,731	Mortgage, machinery & equipment
BRDE	Jul/2009	5,939	5,939	Financed equipment
Working capital financing – abroad		21,291	21,291	Promissory note
Working capital financing – Brazil	Apr/2008	128,600	128,600	Export Credit Note

Total		620,091	356,896

Copesul has secondary obligations with financial institutions, where it is guarantor of vendor transactions carried out by Petroflex, in the amount of R$ 18,435. No losses are anticipated from these obligations.

IPQ

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

Banco Santander do Brasil S/A	Jun/2013	173,077	173,077	Copesul shares
Banco Bradesco S/A	Jul/2014	136,411	136,411	Copesul shares
Banco Bradesco S/A	Jun/2008	11,162	11,162	Shareholder endorsement

Total		320,650	320,650

(i) Capitalized interest

As described in Note 3(d), the Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the weighted average financial charge rate on the debt to the balance of projects in progress. This amount is limited to the amount of charges incurred in the period.

The average used during the period was 6.94% p.a. and the amounts capitalized are stated below:

	Parent company		Consolidated

	2007	2006	2007	2006

Gross financial charges	534,521	568,248	669,303	609,137
(-) Capítalized interest	(18,782)	(63,346)	(35,192)	(63,759)

Net financial charges	515,739	504,902	634,111	545,378

(j) Loan covenants

Certain loan agreements entered into by the Company establish limits for a number or ratios relating to the ability to incur debts and pay interest. The ratios are as follows:

  Debentures of 13th and 14th Issues: Net Debt / EBITDA(*).
  NEXI financing: Net Debt / EBITDA(**) and EBITDA(**) / net interest on debt.
  MTN: Net Debt / EBITDA(**).

(*) EBITDA – Earnings before interest, tax, depreciation and amortization.
(**) EBITDA – Earnings before interest, tax, depreciation and amortization (excludes also dividends and interest on shareholders’ equity received).

The above covenants are calculated on a consolidated basis for the past 12 months a quarterly basis. Penalty for noncompliance is the potential acceleration of the debt. All commitments have been accomplished by the Company.

15 Debentures

At a meeting held on August 2, 2006, the Board of Directors approved the 14th issue of 50,000 simple, unsecured debentures, not convertible into shares, in a single series, for a total of R$ 500,000. The debentures were subscribed and paid up on September 1st, 2006.

On June 4, 2007, the Company carried out the early, total redemption of the outstanding debentures of its 12th public issue, for the par value of the debentures, plus remuneration pursuant to clause 5.19 of the issue deed.

Composition of transactions:

					Parent company		Consolidated

Issue	Unit value	Maturity	Remuneration	Remuneration payment	2007	2006	2007	2006

1st (i)	R$ 10	Jul/2007	Long-term interes rate (TJLP) variation + interest of 5% p.a.	Upon maturity		1,130,752		1,130,752

12th (ii)	R$ 100	Jun/2009	117.00% of CDI	Biannually as from Dec/2004		151,729		151,729

13th (ii)	R$ 10	Jun/2010	104.10% of CDI	Biannually as from Dec/2005	302,622	303,074	302,622	303,074

14th (ii)	R$ 10	Sep/2011	103.5% of CDI	Biannually as from Mar/2007	517,852	521,801	517,852	521,801

(iii)	R$ 1	Jun/2008	100.0% of CDI	Upon maturity			91,158

4th (iv)	R$ 10.000	Dec/2010	104.5% of accumulated average daily rates of DIs	Every 4 months starting the 3rd year as from the issue date				32,521

					820,474	2,107,356	911,632	2,139,877

(i) Private issue of convertible debentures which were converted into Class A preferred shares on July 31, 2007 (Note 20(a)).
(ii) Public issue of non-convertible debentures.
(iii) Issued by subsidiary Química.
(iv) Issued by jointly-controlled company Petroflex.

The debenture changes in 2007 and 2006 is as follows:

		Parent company		Consolidated

	2007	2006	2007	2006

At January 1	2,107,356	1,608,642	2,139,877	1,608,579
Financial charges	184,512	248,622	192,303	248,600
Issue		500,000		532,500
Addition through acquisition of subsidiary			83,367
Write-off through deconsolidation of subsidiary			(32,521)
Amortization / cancellation	(1,471,394)	(249,908)	(1,471,394)	(249,802)

At the end of the year	820,474	2,107,356	911,632	2,139,877

Current liabilities	(20,474)	(1,157,356)	(111,632)	(1,157,687)

noncurrent liabilities	800,000	950,000	800,000	982,190

16 Taxes and Contributions Payable – Noncurrent Liabilities

		Parent company		Consolidated

		2007	2006	2007	2006

IPI credits offset
IPI – export credit	(i)	687,826	646,641	687,826	647,778
IPI – zero rate	(ii)	309,358	505,852	309,358	505,852
IPI – consumption materials and property, plant			44,593
and equipment		42,529		42,529	54,746

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	46,594	134,573	50,581	146,769
Education contribution, SAT and INSS		38,565	32,520	38,577	37,149
PAES-Law 10684	(iv)	30,042	36,596	36,412	36,596
Other		19,995	7,374	59,160	21,522

(-) Deposits in court		(69,799)	(128,451)	(78,627)	(128,451)

		1,105,110	1,279,698	1,145,816	1,321,961

The Company has brought suit against some recent changes in tax laws, and the updated disputed values are duly provisioned for. No contingent assets are posted by the Company in this regard.

(i) IPI Tax Credit on Exports (Crédito-prêmio)

The Company – by itself and through merged companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. When the STJ completes its judgment, the STF will revisit the right to use those tax credits after 1990, based on application of Temporary Constitutional Provisions Act (ADCT) 41.

According to its legal advisors, the Company stands reasonably possible chances of success in these suits.

(ii) IPI – Zero rate

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007, the STF Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling had a negative bearing on judgment of the cases involving merged companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127,317 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving merged company Polialden (R$ 99,641) was settled in October 2007. The outstanding value relating to such case will be challenged in court.

The Company still enjoys a favorable court decision on the lawsuit lodged by its merged company Trikem in Alagoas, allowing the Company to use these tax credits. The Company will have to pay out the offset sums when the court decision on this case is reversed. It should be stressed that all of these amounts have been provisioned for, which will avoid an adverse impact on the Company’s results.

(iii) PIS/COFINS - Law 9718 of 1998

The Company – by itself and through merged companies – has brought a number of lawsuits to challenge the constitutionality of the changes in the PIS and COFINS tax bases deriving from Law 9718 of 1998.

In February 2006, the court decisions favorable to the Company’s cases initiated in March 1999 became final and conclusive, giving rise to a positive impact of R$ 89,622 in income for the first quarter of that year.

As the STF Full Bench had definitively ruled, in November 2005, that the increase in PIS and COFINS tax basis under said law was unconstitutional, this matter became res judicata favorably to the Company in several lawsuits. The positive impact on the Company’s results for 2007 came to R$110,704 (Note 24).

Some of these lawsuits also challenged the escalation of COFINS tax rates from 2% to 3%. In the opinion of its legal advisors, the Company stands remote chances in this specific regard. This fact, coupled with the recent unfavorable determination from the STF, led the Company to file for voluntary dismissal of this claim in most suits and settle the debt in cash on December 15, 2006.

(iv) Special Installment Program - PAES - Law 10684 of 2003

In August 2003, merged company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase from 2% to 3% under Law 9718 of 1998, thus qualifying for the more favorable payment conditions under the PAES program instituted by Federal Law 10684 of 2003. The amount due is being paid in 120 monthly installments. The outstanding debt is R$36,597 as of December 31, 2007, being R$6,555 in current liabilities and R$30,042 in noncurrent liabilities (2006 – R$ 43,151, being R$6,555 in current liabilities and R$36,596 in noncurrent liabilities).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified the Company for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

17 Income and Social Contribution Taxes

(a) Current income tax

	Parent company		Consolidated

	2007	2006	2007	2006

Income (loss) before income taxes and minority shareholders	581.395	(21.323)	1.184.160	90.090

Income tax and social contribution credit (expense) at the rate of 34%	(197,674)	7,250	(402,615)	(30,630)

Income tax on equity in income of subsidiaries	36,186	43,873	(37)	4,209
Tax effects of exemption from social contribution on net income (CSL) (Note 17(c))	52,326	(1,919)	52,326	5,740
Other permanent differences	(6,152)	(796)	13,969	(18,486)
Amortization of goodwill	15,906	(17,476)	4,363	(16,524)
Taxes challenged in court	15,060	33,046	15,060	33,046
Tax losses	8,232	(51,107)	20,999	(51,107)
Provisions and other temporary differences	26,640	(12,871)	25,384	(19,195)
Other	(116)	(444)	(3,135)	4,893

Income tax expense	(49,592)	(444)	(273,686)	(88,054)

Out of the parent company income tax expense, R$ 49,494 is entitled to income tax exemption/abatement. In 2006, due to the determination of tax loss, there were no such benefits.

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	Parent company		Consolidated

	2007	2006	2007	2006

Tax loss carryforward	585,777	648,848	585,777	648,848
Amortized goodwill on investment in merged companies	614,939	401,659	614,939	401,659
Temporarily non-deductible expenses	423,624	485,743	625,988	535,756

Potential calculation basis of deferred income tax	1,624,340	1,536,250	1,826,704	1,586,263

Potential deferred income tax (25%)	406,085	384,062	456,676	396,565
Unrecorded portion of deferred income tax	(2,880)	(3,400)	(2,880)	(3,400)

Deferred income tax – assets	403,205	380,662	453,796	393,165

Current assets	(36,725)	(19,573)	(61,842)	(20,625)

Noncurrent assets	366,480	361,089	391,954	372,540

Changes:
At beginning of the year	380,662	277,250	393,165	281,500
Subsidiary balances merged	8,612	4,482	8,612	4,482
Ipiranga consolidated balance			102,341
Addition of deferred income tax on tax losses	(15,768)	51,945	(118,109)	51,945
Addition of income tax on amortized goodwill of merged companies	85,757	75,875	85,757	75,875
Deferred income tax on amortized goodwill of merged companies	(31,917)	(12,227)	(31,917)	(12,227)
Deferred income tax on temporary provisions	(24,141)	(16,663)	13,947	(8,410)

At the end of the year	403,205	380,662	453,796	393,165

Deferred income tax (liabilities) on accelerated depreciation:
At beginning of the year	(7,935)	(8,525)	(14,802)	(8,525)
Realization (addition) of deferred income tax	589	590	(48,015)	(6,277)

At the end of the year	(7,346)	(7,935)	(62,817)	(14,802)

Deferred income tax in statements of income	14.520	99,520	(98,337)	100,906

Deferred income tax assets arising from tax losses and temporary differences are recorded taking into account analyses of future tax profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by Company's management.

(ii) Estimated timing of the realization of deferred income tax assets

Deferred income tax assets recorded are limited to the amounts whose offsetting is supported by projections of taxable income, brought to present value, earned by the Company in up to 10 years, also taking into account the limit for offsetting tax losses of 30% of the net income for the year before income tax and tax exemption and reduction benefits.

Considering the price, foreign exchange, interest rate, market growth assumptions and other relevant variables, the Company prepared its business plan for the base date of December 31, 2007, anticipating the generation of future taxable income. The studies show that the income tax credit from tax losses, in the amount of R$ 146,445, will be fully utilized between 2008 and 2012, as follows:

Parent company and consolidated

2008	14,333
2009	2,359
2010	14,537
2011	24,043
2012	91,173

146,445

Deferred income tax credits on temporary differences, mainly comprised of amortized goodwill in the amount of R$ 150,855 and provisions in the amount of R$ 105,905, are justified by their full utilization due to the accounting realization of goodwill and provisions.

The realization of deferred income tax on goodwill is anticipated as follows:

Parent company and consolidated

2008	36,725
2009	37,277
2010	37,277
2011	28,375
2012	6,582
2013 to 2015	3,074
2016 to 2017	1,545

150,855

The accounting for deferred income tax assets does not consider the portion of amortized goodwill on investments in merged companies, the realization term of which exceeds 10 years (R$ 11,519).

Concerning temporarily non-deductible expenses, deferred income tax was calculated on tax expenses which are currently being challenged in court and other operating expenses, as is the case of the excess provision for doubtful accounts.

As the taxable income basis is determined not only by the potential future profits, but also the existence of non-taxable revenues, non-deductible expenses, fiscal incentives and other variables, there is no immediate correlation between the Company's net income and the income tax results. Accordingly, the expectation of using fiscal credits should not be considered as an indication of the Company's future results.

(c) Social Contribution on Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its merged companies, and administrative defences have been filed against such notices.

Based on the opinion of its legal advisors (which stated the likelihood of a favorable outcome as reasonably possible), Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of said judgment cannot retroact to the year of enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, restated for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$ 809,000 (2006 - R$ 743,000), net of fine.

(d) Deferred Social Contribution on Income

At December 31, 2007, the consolidated balance of deferred income and social contribution taxes includes R$ 3,339 (2006 - R$ 1,306) relating to deferred CSL assets on non-deductible provisions recorded by the subsidiary Copesul. The deferred liabilities balance of these taxes includes R$ 8,505 (2006 - R$ 578) relating to deferred CSL record edon unsettled exchange variances and accelerated depreciation of Copesul. The consolidated balance of these taxes includes deferred CSL expense for Copesul in the amount of R$ 3,944.

At December 31, 2007, the consolidated balance of deferred income and social contribution assets includes R$ 1,297 relating do deferred CSL assets on goodwill on the acquisition of investments and non-deductible provisions of the subsidiary Ipiranga Petroquímica. The consolidated balance of deferred IRPJ and CSL liabilities includes R$ 2,474 relating to the portion of deferred CSL liabilities recorded by IPQ on unrealized exchange variance. These taxes deferral expense on a consolidated basis includes amounts recorded by IPQ with respect to CSL revenues in the amount of R$ 2,095.

At December 31, 2006, the consolidated balance of deferred income and social contribution taxes assets includes CSL amounts recorded by subsidiary Petroflex and merged company Politeno in the amounts of R$ 972 and R$ 2,223, respectively. The consolidated balance of liabilities deferred IRPJ and CSL includes R$ 1,894 for CSL recorded by Petroflex.

18 Tax Incentives

(a) Income tax

To 2011, the Company is entitled to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The three polyethylene plants at Camaçari have the same right up to base years 2011, 2012 and 2016. The PVC plant at Camaçari also has this right up to base year 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, the income tax amount is recorded as expense for the year and credited to a capital reserve account, which can only be used to increase the capital or loss compensation.

Incentives determined for the year ended December 31, 2007 was R$ 49,494.

As from 2006, the subsidiary Copesul is entitled to the tax incentives provided for in Law 11196/05, Decree 5798/06 and MCT Ordinance 782/06.

(b) Value-added tax - ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive is stated in income for the year, under “Other operating income”. The incentive determined for the year ended December 31, 2007 was R$ 15,855 (2006 –R$ 12,909, classified as capital reserve).

19 Long-term Incentives

In September 2005, an incentive scheme called “Long-term Incentive” plan was approved by a Shareholders’ Meeting. Under the plan, which is not based on Company shares, certain employees nominated by management on an annual basis are entitled to purchase Company bonds called “Investment Units”. The plan goals include, among others, to foster the alignment of interests of Braskem employees and shareholders to create long-term value, promote the ownership sense, and drive the employees’ vision and commitment to long-term results.

Holders of Investment units do not have the status of Braskem shareholders nor any right or privilege attached to it, in particular the right to vote and other political rights.

Each year, the Board of Directors approves eligible participants, the number of investment units to be issued, the percentage of Company contribution in consideration of the acquisition by employees, as well the number of units offered per participant. A participant’s acceptance implies payment in cash of the amount assigned to him/her and the execution of a unit purchase agreement. Braskem then issues the related “Investment unit certificate”.

The investment units are issued in the first half of each year and restated on an annual basis in accordance with the average quotation of the Company Class A preferred shares at the closing of BOVESPA sessions in October and March. In addition to the variation in its face value, Investment units yields are equal to dividends and/on interest on capital distributed by Braskem.

There are 3 types of Investment units:

  Units acquired by participants, called “Alfa”;

  Units received by participants as a bonus, called “Beta”; and

  Units received by participants as yield, called “Gama”.

Investment units (and related certificates) are issued on a strictly personal basis and can only be disposed of upon redemption by Braskem, under the following circumstances:

  As of the 5th year from the first acquisition date, participants may redeem at up 20% of their accumulated balance of Investment units; e
  As of the 6th year, redemption is limited to 10% of the accumulated balance.

The composition and value of units at December 31, 2007 are as follows:

	Number	Value

Investment Units
Issued (Alfa units)	285,180	4,286
Granted as bônus (Beta units)	285,180	593

Total	570,360	4,879

20 Shareholders’ Equity

(a) Capital

At December 31, 2007, the Company’s subscribed and paid-in capital is R$ 4,640,947, represented by 449,432,611 shares, comprising 149,810,870 common, 298,818,675 Class A preferred, and 803,066 Class B preferred shares, with no par value. At the same date, the Company’s authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are Class A preferred, and 4,880,000 are Class B preferred shares.

The Extraordinary General Meeting held on May 31, 2006 approved a capital increase by R$ 105,304, on account of the merger of subsidiary Polialden (Note 1(c)), with the issue of 7,878,725 Class A preferred shares. At that same date, the conversion of 2,632,043 Class A preferred shares into common shares was approved, at the ratio of one preferred for one common share.

The Extraordinary General Meeting held on April 2, 2007, approved the merger of Politeno (Note 1(c)). As a result, the Company’s capital was increased by R$ 19,157, through the issue of 1,533,670 Class A preferred capital shares, to reach R$ 3,527,429. The conversion of 486,530 Class A preferred into common shares was also approved.

As a result of the exercise of the right to convert 1st Issue debentures (Note 1(c)), the Company’s capital was increased by R$ 1,113,518 on July 31, 2007, through the issue of 77,496,595 shares, comprising 25,832,198 common and 51,664,397 Class A preferred shares, to reach R$ 4,640,947.

(b) Rights attaching to shares

Preferred shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class A preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only Class A preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class A preferred shares are convertible into common shares, by resolution of the majority voting share at general meetings. Class B preferred shares may be converted into Class A preferred shares at a ratio of two Class B preferred shares to each Class A preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds.

If the Company is wound up, Class A and B preferred shares are accorded priority treatment in repayment of capital.

The shareholders are entitled to a minimum compulsory dividend at 25% of the net profits at yearend, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the yearend net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes (Note 14(c)), the payment of dividends or interest on equity is capped at twofold the minimum dividends accorded to preferred shares under the Company’s bylaws.

(c) Treasury shares

At December 31, 2007, shares held in treasury comprised 16,595,000 Class A preferred shares (2006 – 14,408,867 shares) for the total value of R$ 244,456. The total value of these shares, based on the average quotation of Bovespa’s last session of 2007, is R$ 243,449.

The Board of Directors meeting held on May 3, 2006 approved a Share Buyback Program. This program was concluded on October 23, 2006 and was intended to acquire common and Class A preferred capital shares to be held in treasury and subsequently sold and/or cancelled, with no reduction in capital. Under the program, the Company acquired 13,131,054 Class A preferred capital shares at the average cost of R$ 13.88. The low and high quotations during this period were R$ 9.97 and R$ 15.89 per share, respectively.

In July 2006, the Company also acquired 765,079 Class A preferred capital shares from dissenting Polialden shareholders.

Upon the merger of Politeno (Note 1(c)), the cross holding between the companies ceased to exist. The Company Class A shares held by Politeno, amounting to 2,186,133, were added to treasury shares.

(d) Retention of profits reserve

This refers to retention of the balance of retained earnings, to fund expansion projects included in the business plan, as provided in the capital budget proposed by management and submitted to the approval of the Shareholders’ Meeting, in accordance with article 196 of the Brazilian corporate law (LSA). Retained earnings appropriated to this reserve in 2006 and 2007 are stated in Note 20 (e). Additionally, in 2006, the Company used R$ 164,890 from this reserve to absorb the effect to the adoption of IBRACON Technical Interpretation 01/2006 (Note 12).

(e) Appropriation of net income

In accordance with the Company’s by-laws, net income for the year, adjusted as provided by Law 6.404/76, will be appropriated as follows: (i) 5% for constitution of the legal reserve, not exceeding 20% of capital; (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preference shares. When the priority dividend amount paid to the preference shares is equal to or higher than 25% of the net income for the year, calculated in accordance with Article 202 of Brazilian Corporate Law, the full payment of the mandatory dividend is carried out. If there is a remaining mandatory dividend after the payment of the priority dividend, it will be used as follows: i) in the payment to common shares of a dividend up to the limit of the priority dividend of preference shares; ii) if there is a remaining balance in the distribution of an additional dividend to common shares and Class A preference shares, under the same conditions, so as each common share or preference share of this class receive the same dividend.

Dividends proposed by Management, subject to the approval by the Shareholders’ Meeting, are as follows:

	2007	2006

Net income for the year	543,220	77,753
Portion appropriated to legal reserve	(27,161)	(3,888)

Adjusted net income for the calculation of dividends	516,059	73,865
Distribution of profits:
Dividends proposed
Common shares - R$ 0.644 per share	96,198
Class A preferred shares – R$ 0.644 per share (2006 – R$ 0.159)	181,741	36,805
Class B preferred shares – R$ 0.644 per share (2006 – R$ 0.159)	518	128

Total dividends	278,457	36,933

Amount appropriated to retention of profits	237,602	36,932

Minimum mandatory dividends - 25%	129,015	18,466

The amount appropriated to the retention of profits reserve in 2007 is linked to a capital budget included in the Business Plan and approved by the Board of Directors at a meeting held on December 19, 2007, subject to the appreciation of the Annual Shareholders’ Meeting to be held in 2008.

21 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQUÍMICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQUÍMICA filed a plea known as embargos de divergência, which was cognized by the higher courts. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case docket.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

(b) Preferred capital shares with incentives

Some holders of Class B preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class A preferred shares.

Polialden faced an identical issue before CVM; on August 10, 2000, the CVM Board sided with the Polialden’s stance that “the dividends payable to preferred shares should range from 6% to 8% of the par value of such shares, or the equivalent to 25% of net profits at yearend, whichever is higher, as the company has done over the last 10 years. Such shares are not entitled to remaining profits, as the bylaws have clearly set the maximum dividends attaching to such shares".

Most court decisions already rendered in this regard have been favorable to the Company and its merged company Polialden. For this reason, most of the judicial bonds posted by Polialden as security for preliminary injunctions entered favorably to some shareholders (in an amount corresponding to the shortfall asserted by those shareholders in connection with the dividends approved at the Annual General Meetings of 2002 and 2004) have already been released to the Company; there is only one judicial bond securing the 2004 dividends asserted by one single shareholder, at the historical value of R$804.

The Company’s legal advisors believe that the chances of success in these cases are likely, having also relied on opinions from renowned jurists and on recent court and CVM rulings on this specific issue; for this reason, the Company has abided by the rules set out in its bylaws as to payment of dividends to preferred shares under incentive, limiting payments at 6% of their par value and capped at 25% of the compulsory dividends set forth in the Company’s bylaws.

(c) Offsetting of tax credits

From May through October 2000, merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labelled the likelihood of success in those cases as probable, mostly in light of the indisputable certainty and validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labelled the likelihood of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(d) National Social Security Institute - INSS

The Company is party to several social security disputes in the administrative and judicial spheres, totalling approximately R$ 285,870 (updated by the SELIC rate) as of December 31, 2007.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provisioned for.

(e) Other court disputes involving the Company and its subsidiaries

The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$27,507 as of December 31, 2007 (2006 – R$25,826). Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfilment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provisioned for.

In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

The Company acts as respondent in arbitration commenced by a shipping company and underway in the City of Rio de Janeiro. Braskem was eventually sentenced to pay R$10,363 for breach of the original contractual conditions.

As of December 31, 2007, the Company figured as defendant in 1,218 suits for damages and labor claims (already including those mentioned above), totalling approximately R$292,261 (2006 – R$260,200). According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company has provisioned for R$ 25,005 (2006 – R$13,328).

Further, in 1999, the Federal Revenue Office (SRF) served notice on controlled company Copesul charging a supposedly delinquent IRPJ and CSL tax for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting of dividends distributed by a controlled entity abroad. The updated dispute comes to R$ 21,308. An appeal lodged by the National Treasury at the Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the legal advisors of Copesul, the likelihood of a favorable outcome for this case is reasonably possible.

22 Financial Instruments

(a) Risk management

Since the Company operates in the domestic and international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates, and commodities.

The Company’s policy to manage risks has been approved and reviewed by management. These rules prohibit speculative trading and selling short, and provide for the diversification of instruments and counterparties. Counterparties’ limits and creditworthiness are reassessed on a regular basis and set up in accordance with rules approved by management. Gains and losses on hedge transactions are taken to income on a monthly basis.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial investments abroad (certificates of deposit, securities in U.S. dollars, investment funds, among other instruments) in U.S. dollars. The forms of currency hedge which do not involve the use of cash are swaps, forwards and options.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts (“ACCs”) of up to six months and Advances on Export Contracts (“ACEs”); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is linked to foreign currencies (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risks

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing Braskem to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Derivative instrument transactions

At December 31, 2007, the Company had the following derivative contracts:

			Market value (i)

			Parent company		Consolidated

Description	Maturity	Nominal value	2007	2006	2007	2006

Real / US$ - Option (Put US$)	Feb/2007	US$ 306,000 th.		(11,592)		(11,592)
Real + CDI / Yen + Tibor (swap)	Mar/2012	R$ 136,000	(45,462)	(45,203)	(45,462)	(45,203)
Real + CDI / Yen + Tibor (swap)	Jun/2012	R$ 143,000	(31,251)	(22,790)	(31,251)	(22,790)
Real + CDI / US$ (swap)	May/2007	US$ 100,000 th.		(24,311)		(24,311)
Real + CDI / US$ (swap)	Feb/2007	US$ 200,000 th.		(19,069)		(19,069)
Tax Sparing I	Jun/2007	US$ 134,000 th.				24
Tax Sparing II	Jun/2015	US$ 100,000 th.			106	120
Total Return Swap	Jun/2008	US$ 410,000 th.			34,664	10,155
Benzene	Jan/2007	146,7 th. Tons				(6,921)
Swap Austrian Notes	Jan/2010	R$ 259,622	(19,201)		(19,201)
Swap Austrian Notes	jan/2011	R$ 243.480	(20,688)		(20,688)
Swap Cupom vs Libor	jul/2008	US$ 150,000 th.			216

(i) The market value represents the amount receivable (payable) should the transactions be settled on December 31.

To determine the estimated market value of financial instruments, the Company uses transaction quotations or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

23 Financial Income (Expenses)

	Parent company		Consolidated

	2007	2006	2007	2006

Financial income:
Interest income	105,303	108,368	134,727	140,051
Monetary variation of financial investments, related parties, and accounts receivable	34,259	52,993	24,694	48,149
Monetary variation of taxes recoverable	7,404	43,706	12,212	48,575
Gains on derivative transactions	14,189	1,830	47,253	114,112
Exchange variation on foreign currency assets	(317,412)	(185,898)	(350,382)	(204,225)
Other	9,496	33,949	17,955	12,857

	(146,761)	54,948	(113,541)	159,519

Financial expenses:
Interest on financing and related parties	(336,784)	(314,181)	(341,936)	(287,776)
Monetary variation of financing and related parties	(215,119)	(254,861)	(203,780)	(255,515)
Monetary variation and interest on taxes and suppliers	(113,854)	(161,007)	(123,846)	(178,508)
Losses on derivative transactions	(26,621)	(16,952)	(44,843)	(161,958)
Expenses for vendor transactions	(65,247)	(119,662)	(128,330)	(119,662)
Discounts granted	(36,696)	(47,948)	(137,622)	(137,996)
Exchange variation on liabilities in foreign currency	955,190	343,641	1,073,111	333,368
Taxes sand charges on financial transactions	(169,537)	(219,328)	(274,673)	(228,437)
Other	(49,989)	(45,957)	1,821	(61,443)

	(58,657)	(836,255)	(180,098)	(1,097,927)

Net financial result	(205,418)	(781,307)	(293,639)	(938,408)

24 Other Operating Income and Expenses

	Parent company		Consolidated

	2007	2006	2007	2006

Income (expenses)
Rental of facilities and assignment of right of use	24,318	25,767	24,318	45,423
Recovery of taxes (Note 16 (iii))	110,902	125,753	119,989	125,890
Inventory adjustments	(21,270)	(9,734)	(21,185)	(9,275)
Other operating income (expenses), net	13,137	(9,901)	8,343	24,104

	127,087	131,885	131,465	186,142

25 Non-Operating Income (Expenses)

	Parent company		Consolidated

	2007	2006	2007	2006

Income (expenses)
Increase (decrease) in interest in investments	(10,739)	2,356	(35,466)	2,356
Result on disposal of permanent assets	176	(837)	(1,999)	(496)
Provision for marking to market of discontinued plants	(13,807)		(13,807)
Other non-operating (expenses) income, net	(7,390)	6,229	(15,952)	5,260

	(31,760)	7,748	(67,224)	7,120

26 Insurance Coverage

(a) Parent company

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At December 31, 2007, the indemnification cap of the insurance coverage of inventories, property, plant and equipment, and loss of profits of the Company is US$ 1.9 billion per claim, while the sum of all insured assets is R$ 13,851,190. As the risk assumptions adopted, given their nature, are not within the scope of an audit of financial statements, they have been not reviewed by the Company independent auditors.

(b) Subsidiaries

Copesul

Copesul’s policy is to insure all risks associated with its operations at adequate levels. Considering the characteristics of its risks, management contracts insurance under the concept of maximum potential loss in one single event, and maintains coverage for operational risks, civil liability and loss of profits. Copesul also hás insurance coverage for transportation, group life, sundry risks and vehicles.

Ipiranga Química and IPQ

The Ipiranga Group companies have in place an insurance and risk management program which provides coverage and protection for all its insurable assets, including risks arising from production disruptions, under an operational risk policy underwritten by Brazilian and international insurers, through the Brazilian Reinsurance Institute (Instituto de Resseguros do Brasil).

Such coverage and limits are based on a through review of risks and losses performed by local insurance consultants. Management considers the insurance policies held adequate to cover any claims, given the nature of the companies’ activities.

27 Shares Traded Abroad - NYSE and LATIBEX

(a) New York Stock Exchange (“NYSE”)

The Company American Depositary Shares (“ADS’s”) are traded on NYSE with the following characteristics:

. Type of shares: Class A preferred.
. Each ADS represents 2 shares, traded under the symbol “BAK”.
. Foreign Depositary Bank: The Bank of New York (“BONY”) – New York branch.
. Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company's Class A preference shares are traded on LATIBEX, the market for Latin American Companies quoted in Euros at the Madrid Stock Exchange. The shares are traded under the symbol "XBRK" and the Brazilian Custodian Bank is Banco Itaú S.A. the shares are traded in units.

28 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a) PETROS / PREVINOR

In June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. With regard to PETROS, the calculation of mathematical reserves of participants was completed in November 2006 and submitted in that month to the Supplementary Pension Plan Secretary, a Social Security Ministry department in charge of regulating and inspecting private pension plans. The Company has a provision of R$ 19,565 (2006 – R$ 58,554), which is considered sufficient to face any disbursements at the time the commitments of this plan are settled.

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

Merged company Politeno was a sponsor of PREVINOR until January 2007. The computation of the mathematical reserves was completed, as well as the Sponsorship Withdrawal Memorandum to be sent to SPC. Plans maintained by Politeno have a funded status and no disbursements by Braskem are required.

It is expected that the Sponsorship Withdrawal Memorandum will be lodged with the authorities in the first quarter of 2008.

Polialden’s commitments to participants under the PRENINOR plan were settled in the first half of 2007, with no requirement of contributions by the Company.

(b) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, in the funding plan, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

At December 31, 2007, the active participants in ODEPREV amounted to 2,512 (2006 – 2,354), and the Company’s and employees’ contributions in 2007 amounted to R$ 5,918 (2006 – R$ 7,888) and R$ 16,453 (2006 – R$ 13,189), respectively.

(c) Copesul

. Copesul and its employees make contributions to PETROS - Fundação Petrobras de Seguridade Social, under retirement and defined benefit pension plans. In 2006, the rate of the contribution salary was 12.93% over the total pay of employees who participate in the plan. In 2007, contributions made by Copesul added up to R$ 5,717 (2006 - R$ 5,573).

Pursuant to PETROS charter and applicable law, in the event of a material insufficiency of technical reserves, both the sponsors and participants will be required to make a financial contribution, otherwise the plan benefits will be downsized in accordance with the available funds. Until the balance sheet date, this subsidiary was not required to make any supplementary contribution.

. In accordance with CVM Deliberation 371, of December 13, 2000, Copesul determined the actuarial liabilities as of December 2007 of post-retirement benefits granted to its employees, by using the valuation method – credit units projected based on actual information up to November 30 of each year. The valuation results are as follows:

	2007	2006

Fair value of asset plans	437,417	388,007
Present value of actuarial liabilities	496,774	405,849

Actuarial liabilities	(59,357)	(17,842)

Net actuarial liabilities to be provided for	(59,357)	(17,842)
Actuarial liabilities provided for	8,850	8,850

Net actuarial liabilities – not provided for	(50,507)	(8,992)

In conformity with CVM Deliberation 371, of December 31, 2000, as from year 2000, Copesul records R$ 8.850 on a monthly basis, relating to benefits which employees will be entitled to after the required service period, in accordance with actuarial study performed by an independent expert for the base date of December 31, 2001.

The actuarial assessment as of November 30, 2007 found out that the Company will be required to increase its future contributions to raise the benefits. However, as the Company is within the limits set forth in CVM Deliberation 371 and in compliance with accounting practices adopted in Brazil, it chose not to make the adjustment of the supplementary actuarial liability.

Gains (losses) previously recorded are associated with the profitability of the plan assets – differences between the actuarial assumptions and real facts. Accordingly, they are considered actuarial gains (losses). Copesul’s policy is to recognize such gains (losses) as income (expenses) only at such time as their accumulated amounts exceed, in each year, the higher of the following limits: (i) 10% of the present value of the total actuarial obligation of the defined benefit, and (ii) 10% of the plan assets fair value. The portion to be recognized is amortized on a yearly basis, by dividing its amount by the average remaining service time estimated for the plan participants.

The main actuarial assumptions at the balance sheet date are shown as follows:

	2007	2006

Actual discount rate	6%	6%
Expected yield rate of plan assets	6%	6%
Salary real growth	2% up to 47 years and zero after 48 years of age	2% up to 487 years and zero after 48 years of age

Biometric bases

Mortality for pension and savings (able individuals)	AT-2000	AT-2000
	C.A.P. experience	C.A.P. experience
Mortality for pension and savings (disabled individuals)	(*)	(*)
Disability	Álvaro Vindas (**)	Álvaro Vindas (**)
Other charges	STEA experience (***)	STEA experience(***)

(*) C.A.P. - Caixa de Aposentados e Pensionistas used as a basis to develop the mortatily table for actuarial computarions.
(**) Álvaro Vindas – Disability Table used in actuarial computarions.
(***) STEA - Serviços Técnicos de Estatística e Atuária Ltda.

  In May 2003, the Board of Directors of Copesul approved the implementation of the Copesul Supplementary Private Pension Plan, called COPESULPREV. This a closed, defined contribution plan intended to cover those employees not included in the former PETROS plan, which currently accepts no new participants. The plan is independently managed by PETROS - Fundação Petrobras de Seguridade Social, with no links to any other pension plan managed at present by that entity, pursuant to the provisions of Complementary Law 109/2001. In 2007, Copesul’s contributions added up to R$ 1,350 (2006 - R$ 1,129).

(d) Ipiranga Química and IPQ

Subsidiaries Ipiranga Química and IPQ sponsor Fundação Francisco Martins Bastos - FFMB, a closed supplementary private pension entity, designed to manage and execute pension benefit plans to the employees of Empresas Petróleo Ipiranga.

During the year ended December 31, 2007, the subsidiaries’ contributions amounted to R$ 1,736 and R$ 516 relating to basic and supplementary benefits, respectively. The supplementary benefits and pension plan amounts were determined at the annual actuarial valuation carried out by independent actuaries, Towers Perrin Forster & Crosby Ltda. As of December 31, 2007, and are recorded in the financial statements in accordance with NPC 26.

The reconciliation of liabilities for post-retirement benefits at December 31 is as follows:

2007

Present value of funded obligations	(136,471)
Present value of unfunded obligations	(11,017)
Fair value of assets	153,170
Unrecognized actuarial losses	(12,734)

Net liabilities for post-retirement benefits	(7,052)

Current liabilities	(1,712)
Noncurrent liabilities	(5,340)

The portion of actuarial gains or losses to be recorded as income or expenses corresponds to the amount of unrecognized gains and losses, in each year, in excess of the higher of the following limits:

(i) 10% of the present value of the total actuarial obligation of defined benefits; and

(ii) 10% of the fair value of the plan assets.

The portion in excess of the limits is amortized on an annual basis, by dividing its amount by the average remaining service time estimated for the plan participants.

Amounts recognized in the statements of income are as follows:

2007

Cost of current service	3,103
Cost of interest	13,185
Expected asset yield	(15,453)
Amortization of actuarial losses	165
Employees’ contributions	(1,024)

Total expenses (income) for the year	(24)

Changes in net liabilities for post-retirement benefits are as follows:

2007

Net liabilities at beginning of the year	(6,819)
Expenses (income) for the year	70
Actual Company contributions during the year	1,641
Actual benefits paid during the year	776
Adjustment to present value of obligations and other adjustments	(2,720)

Net liabilities at the end of the year	(7,052)

The main actuarial assumptions used were (percentage per year):

2007

. Discount rate to present value of actuarial obligation	10.2
. Expected long-term yield rate of assets	10.2
. Projected average salary growth rate	6.1
. Inflation rate (long term)	4.0
. Medical service growth rate	7.1

Biometric assumptions used:

. Mortality table - AT 1983 Basic reduced by 10% (*)
. Turnover table - Towers Perrin, adjusted
. Disabled individuals mortality table - RRB 1983
. Inception of disability table - RRB 1944, modified

(*) For Life Insurance benefit, the mortality table used was CSO-80.

Studies performed by the actuarial consultants to FFMB, Towers Perrin, identified positive actuarial impacts on the Plan as from 2005, with tne ensuing reduction in post-retirement liabilities relating to retirement benefits. The negative impact in 2007, of R$ 233, was taken to income as “Other operating income”.

29 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to R$ 248,459.

The Company acquires from Copesul ethylene and propylene for its units at the Southern Petrochemical Complex, under a contract in force until 2014. The minimum annual purchase commitment corresponds to 275,400 metric tons of ethylene and 267,720 metric tons of propylene. Considering the prices ruling at December 31, 2007, this commitment corresponds to R$ 1,257,727 (unaudited). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased. Based on 40% of prices charged as of December 31, 2007, the amount would be R$ 484,512 (unaudited).

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equal to R$ 5,771,260 (unaudited), based on market prices as of December 31, 2007.

30 Subsequent Events

Law 11638, publicized in the Official Daily Government Newspaper (DOU) of December 28, 2007, modified several provisions of Law 6404 (Brazilian corporate law), effective January 1, 2008.

The major amendments include the following matters which, in the opinion of Management, may change the presentation of the financial statements and the criteria for determining the financial position and the results of Braskem and its subsidiaries as from the year ending in 2008:

  The Statement of Changes in Financial Position (DOAR) is discontinued and replaced with the Statement of Cash Flows (DFC). For publicly-held companies, the Statement of Added Value (DVA) will be mandatory. As supplementary information, Braskem already discloses DFC in its quarterly and annual reports, as well as DVA in its annual reports.

  Intangible assets and rights are segregated from tangible assets. Permanent assets will be composed of investments; plant, property and equipment; intangible assets, and deferred charges. Intangible assets include acquired goodwill.

  A new balance has been created under Shareholders’ equity: “Market value adjustments”. Adjustments to net equity, although not included in net income for the year under the accrual basis of accounting, comprise contra entries to increases or decreases in the value ascribed to assets and liabilities elements, as a resulto f their valuation at market levels and the exchange variation of corporate investments abroad (this item will be appreciated by CVM in 2008).

  Deferred charges will be comprised only by pre-operating expenses and restructuring expenditures which will effectively contribute to increasing the profitabilify of the corporation in more than one fiscal year and which are not merely reductions in costs of increases in operating efficiency.

  Tax incentives will no longer be classified as capital reserve, but as part of net income for the year. Based on a resolution of management, the Annual Shareholders’ Meeting may appropriate a portion of profits corresponding to these incentives to a Tax Incentive Reserve, recorded as part of revenue reserves, and which may be excluded from the calculation basis of mandatory dividends. Since the end of 2006, Braskem has adopted this classification for those incentives not required to be accounted for in capital reserves.

  The law also changed the valuation criteria of assets and liabilities, in particular:

  . Assets and liabilities items arising from long-term transactions, as well as from material short-term transactions, are required to be adjusted to present value, in accordance with International Financial Reporting Standards. This provision will be enforced subject to a standard to be issued by CVM during 2008;

  . Available for sale” securities or “trading” securities are required to be stated at market value; and

  . All other financial instruments are required to be valued at restated or adjusted cost, in accordance with their likely realization value, if lower.
  In the event of a merger, amalgamation or demerger transaction between unrelated parties or involving the effective transfer of control, the assets and liabilities of the merged or split-off entity will be recorded at their market value.

  Interests of debentures, employees and managers, even in the form of financial instruments, and of assistance or pension plan institutions or funds for employees, which are not expenses, will be included in the statement of income for the year.

  Corporations may not record revaluation reserves. The new Law allows corporations to either maintain existing balances and realize such balances in accordance with the current standards, or reverse the balances until the end of 2008.

Management is reviewing the effects of the above mentioned changes on its shareholders’ equity and results for the year of 2008. It will also take into consideration the guidance and definitions to be issued by the regulators. At this time, Management understands that it is not possible to ascertain the effects of such amendments on the results and shareholders’ equity for the year ended December 31, 2007.

	Parent company		Consolidated

	2007	2006	2007	2006

Net income for the year	543,220	77,753	547,584	101,349
Adjustment to reconcile net income to net cash:
Depreciation, amortization and depletion	932,095	865,255	1,203,622	962,399
Amortization of goodwill (negative goodwill), net	72,928	61,648	106,238	57,758
Equity in net income of subsidiaries	(179,300)	(172,783)	147	(801)
Provision (reversal) for loss on investments	2,659	(6,469)	903
Tax incentives			(3,448)	(20,504)
Exchange variation on investments	10,613	(2,709)	11,572	1,423
Increase (decrease) in interest in investments and other	(84)	(1,092)	(8,141)	(11,721)
Gains (losses) on sale of permanent assets	19,868	86	29,082	1,420
Interest and monetary and exchange variations, net	(22,287)	485,328	(148,620)	311,557
Minority interests			240,892	1,593
Recognition of tax credits, net	(110,704)	(94,352)	(110,111)	(94,491)
Deferred income tax	(11,417)	(99,520)	103,289	(100,906)
Other	(28,853)	2,778	(42,454)	5,603

	1,228,738	1,115,923	1,930,555	1,214,679

Effect of merger on cash of subsidiaries	5,796	147,698	193,831	8,751
Financial cash effects	394,336	290,536	503,807	203,453

Cash generation before changes in operating
working capital	1,628,870	1,554,157	2,628,193	1,426,883

Changes in operating working capital
Marketable securities	438,541	(348,913)	253,947	(347,091)
Trade accounts receivable	34,646	125,468	493,813	53,858
Inventories	68,428	(122,607)	28,301	(148,185)
Recoverable taxes	301,237	(386,594)	313,549	(462,545)
Prepaid expenses	47,782	(56,992)	48,368	(56,683)
Dividends received	49,618	175,970	2,000	2,000
Other accounts receivable	67,546	(13,968)	40,907	(34,625)
Accounts payable to suppliers	(554,028)	355,115	286,166	415,044
Taxes and contributions	(452,571)	(58,283)	(556,373)	(66,463)
Tax incentives	49,494	11,829	53,130	32,430
Advances from customers	(2,014)	(23,301)	(12,200)	(24,420)
Other accounts payable	14,894	127,558	(7,546)	133,347

Net cash provided by operating activities before financial effects	1,692,443	1,339,439	3,572,255	923,550

Exclusion of financial cash effects	(394,336)	(290,536)	(503,806)	(203,453)

Net cash provided by operating activities	1,298,107	1,048,903	3,068,449	720,097

	Parent company		Consolidated

	2007	2006	2007	2006

Proceeds from the sale of investments	15,183	877	28,829	877
Additions to investments	(1,009,035)	(262,859)	(1,345,522)	(222,745)
Additions to property, plant and equipment	(793,610)	(808,260)	(1,374,372)	(953,003)
Additions to deferred charges	(5,375)	(35,214)	(1,081,802)	(40,283)

Net cash used in investment activities	(1,792,837)	(1,105,456)	(3,772,867)	(1,215,154)

Short-term debt
Funds obtained	821,149	1,956,949	4,339,531	2,793,519
Repayment	(1,583,048)	(3,036,822)	(6,366,457)	(3,926,742)
Long-term debt
Funds obtained	1,618,923	2,119,979	3,579,839	2,235,793
Repayment	(315,817)	(619,654)	(399,557)	(659,063)
Related parties
Funds obtained	71,218	45,985	1,987	229
Repayment	(135,288)	(230,223)	(5,848)	(4,109)
Dividends paid to shareholders and
minority interests	(37,410)	(322,176)	(43,837)	(343,398)
Capital payment			1,511	5.381
Treasury share		(192,650)		(192,650)
Repurchase of shares			(60,249)
Other	678		590	(2,582)

Net cash provided by (used in) financing activitives	440,405	(278,612)	1,047,510	(93,622)

Increase (decrease) in cash and cash equivalents	(54,325)	(335,165)	343,091	(588,679)

Represented by
Cash and cash equivalents, at beginning of the year	1,125,925	1,461,090	1,547,060	2,135,740
Cash and cash equivalents, at the end of the year	1,071,600	1,125,925	1,890,151	1,547,061

Increase (decrease) in cash and cash equivalents	(54,325)	(335,165)	343,091	(588,679)

This statement was prepared in accordance with the criteria described in Accounting Standards and Procedures - NPC 20 – Statement of Cash Flow, issued by IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Accountants.

Main transactions not impacting cash

The following transactions with no impact on cash were excluded from the statements of cash flows:

  Issue of Company shares and use of treasury share to acquire minority interests in its subsidiaries (Note 1(c));
  Capitalization of investment with assignment of right to use (Note 1(c));
  Acquisition of Politeno shares to be settled in November 2007 (Note 1(c));
  Conversion of debentures into shares (Note 15); and

  Advance to Ultrapar on account of the absorption of preferred shares held by minority shareholders of companies acquired (Note 11(c)).

		Parent
		company		Consolidated

	2007	2006	2007	2006

1- Revenues	15,800,191	14,321,757	22,229,385	16,653,876
1.1 Sale of goods,products and services	15,722,721	14,212,653	22,178,003	16,510,672
1.2 Allowance for doubtful losses	(2,002)	(30,529)	(12,858)	(50,678)
1.3 Recovery of taxes	110,902	125,753	119,989	125,890
1.4 Other operating income, net	330	6,132	11,475	61,007
1.5 Other nonoperating income (expenses), net	(31,760)	7,748	(67,224)	6,985
2- Inputs acquired from third parties	(13,761,341)	(11,859,201)	(18,207,581)	(13,908,845)
2.1 Raw materials used	(12,596,019)	(10,833,867)	(16,174,067)	(12,628,277)
2.2 Cost of products resold	(65,037)	(22,633)	(534,008)	(17,270)
2.3 Materials, energy, third-party services and other	(1,100,285)	(1,002,701)	(1,499,506)	(1,263,298)
Production	(161,315)	(327,061)	(342,236)	(442,603)
Selling	(284,218)	(141,884)	(428,999)	(218,127)
Administrative	(237,457)	(207,068)	(287,839)	(249,616)
Freight expenses	(417,295)	(326,688)	(440,432)	(352,952)
3- Gross added value	2,038,850	2,462,556	4,021,804	2,745,031
4- Retentions	(932,095)	(865,255)	(1,203,622)	(962,399)
4.1 Depreciation, amortization and depletion	(932,095)	(865,255)	(1,203,622)	(962,399)
5- Added value produced by the Company	1,106,755	1,597,301	2,818,182	1,782,632
6- Transferred added value	(53,577)	176,353	(220,812)	53,741
6.1 Equity in net income of subsidiaries	93,184	121,405	(107,271)	(28,897)
6.2 Financial income	(146,761)	54,948	(113,541)	82,638
7- Added value to be distributed	1.053.178	1.773.654	2,597,370	1,836,373

		Parent company		Consolidated

	2007	2006	2007	2006

8- Distribution of added value	1,053,178	1,773,654	2,597,370	1,836,373
8.1- Personnel and charges	358,131	413,882	588,794	517,885
Salaries and charges	189,940	319,352	377,188	407,788
Directors’ fees	9,189	8,331	15,685	12,091
Other benefits	159,002	86,199	195,921	98,006
8.2- Taxes and contributions	21,996	432,878	998,397	176,377
Federal	662,470	475,488	1,436,182	535,988
State	(577,118)	(35,663)	(378,573)	(340,617)
Local	1,996	4,882	6,176	9,041
(-) Tax incentives	(65,352)	(11,829)	(65,388)	(28,035)
8.3- Interest and rental	80,338	837,312	172,523	1,011,135
Interest	(28,453)	725,175	55,688	897,228
Rental	108,791	112,137	116,835	113,907
8.4- Distributions to shareholders	278,457	36,933	278,457	36,933
Dividends proposed and interest on capital	278,457	36,933	278,457	36,933
8.5- Minority interests in retained earnings			240,850	1,593
8.6- Retained earnings for the year	314,257	52,649	318,349	92,450
Legal reserve	27,161	3,888	27,332	3,888
Retained earnings reserve	237,602	36,932	241,523	60,527
Tax incentives	49,494	11,829	49,494	28,035

*        *        *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.